                                                Registration No. 333-86855

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                   FORM S - 4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                Merchants and Manufacturers Bancorporation, Inc.
             (Exact name of registrant as specified in its charter)

        Wisconsin                        6712                   39-1413328
(State or other jurisdiction of    (Primary Standard         (I.R.S. Employer
       incorporation                   Industrial              Identification
      or organization)               Classification                 No.)
                                      Code Number)

                           14100 West National Avenue
                           New Berlin, Wisconsin 53151
                                 (414) 827-6713
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               ------------------


                                Michael J. Murry
                       Chairman of the Board of Directors
                Merchants and Manufacturers Bancorporation, Inc.
                            14100 W. National Avenue
                           New Berlin, Wisconsin 53151
                                 (414) 827-6713
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                        Copies of all correspondence to:


Erich Mildenberg                                  Frank J. Pelisek
Davis & Kuelthau, S.C.                            Michael Best & Friedrich, LLP
111 E. Kilbourn Avenue                            100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202                        Milwaukee, Wisconsin 53202
(414) 276-0200                                    (414) 225-4928


         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Merger (as defined herein) have been satisfied or waived.

         If the securities being registered on this Form are offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box {   }.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering {   }.

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering {   }.


                         CALCULATION OF REGISTRATION FEE

Title of Each       Amount         Proposed       Proposed         Amount
  Class of           to be         Maximum        Maximum            of
 Securities       Registered(2)    Offering       Aggregate       Registra-
   to be                            Price         Offering        tion Fee (3)
Registered(1)                      per Share       Price
Common             620,100           Not             Not          $2,483.65
Stock, $1.00       Shares         Applicable      Applicable
par value

(1) This Registration Statement relates to securities of the Registrant issuable to holders of Common Stock of Pyramid Bancorp., Inc ("Pyramid") in the proposed merger of Pyramid with and into a wholly-owned subsidiary of Registrant (the "Merger").

(2) The actual number of shares of common stock, $1.00 par value of Merchants and Manufacturers Bancorporation, Inc. ("Merchants") to be issued in connection with the Merger will be determined based on the number of shares of common stock, $1.00 par value of Pyramid outstanding immediately prior to the effective date of the Merger multiplied by the exchange ratio specified by that certain Agreement and Plan of Merger, dated March 9, 1999, by and between Merchants and Pyramid and will further be determined by the number of shares of Pyramid stock as to which dissenters' rights will be perfected, if any.

(3) Pursuant to Rule 457(f)(2), the registration fee was computed on the basis of $8,934,000, the book value of Pyramid stock to be exchanged in the Merger as of June 30, 1999, the latest practicable date.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       [Pyramid Bancorp. Inc. Letterhead]




Dear Fellow Stockholder:

You are cordially invited to attend our special meeting of shareholders to be
held on       , 1999 at         p.m. (local time) at                     . At
the special meeting you will vote on a proposal to approve the merger of Pyramid Bancorp., Inc. and Merchants Merger Corp.

If the merger is completed, Pyramid stockholders will receive 9 shares of Merchants and Manufacturers Bancorporation, Inc. common stock for each share of Pyramid common stock that they own, and Merchants stockholders will continue to own their existing shares of Merchants common stock. In the merger, Merchants will issue up to 620,100 shares of its common stock. On August 20, 1999, the bid price of Merchants common stock was $42.00, making 9 shares of Merchants common stock worth $378.00. The Merchants common stock is quoted in the Milwaukee Journal/Sentinel under "Other Stocks." The price of Merchants common stock will, however, fluctuate between now and the merger date.

Merchants common stock is quoted on the "Pink Sheets," an inter-broker quotation medium and in the "Over the Counter Bulletin Board" an electronic quotation service. The 620,100 shares of Merchants common stock to be issued in the merger have been registered under the Securities Act of 1933 and the laws of the states where such registration is required.

After the merger, Pyramid stockholders will own about 29% of the combined company's common stock and Merchants stockholders will own about 71% of the combined company's stock.

The merger will be tax-free to you for federal income tax purposes, except for taxes on cash received for fractional shares, or cash received if you exercise dissenters' rights.

Pyramid's Board of Directors has unanimously approved the merger and recommends that you vote FOR the merger.

This proxy statement/prospectus provides you with detailed information about the merger. We encourage you to read the entire document carefully. You can also get information about Merchants from publically available documents Merchants has filed with the SEC.

Your vote is very important. Whether or not you plan to attend this meeting, please take the time to vote by completing and mailing the enclosed proxy card to us in the envelope we have provided.

                                          Very truly yours,



                                          --------------------------------------
                                          Thomas J. Sheehan
                                          President and Chief Executive Officer

This document incorporates business and financial information about Merchants and Manufacturers Bancorporation, Inc. that is not included in or delivered with this document but is incorporated by reference. You may obtain the incorporated information without charge by writing to or calling:

                Merchants and Manufacturers Bancorporation, Inc.
                14100 West National Avenue
                New Berlin, WI 53151
                Attention: Michael J. Murry, Chairman of the Board
                Telephone: (414) 827-6700

To obtain timely delivery, you must request the information no later than 5 business days before the date on which you must make your investment decision.

If you would like to request documents from Merchants, please do so by      ,
1999 to receive them before the special meeting of shareholders of Pyramid.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


The Securities offered in the merger are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.



This Proxy Statement/Prospectus is dated      , 1999 and was mailed with a Proxy
on or about                  , 1999.           Card

                             PYRAMID BANCORP., INC.
                                 101 Falls Road
                                Grafton, WI 53024

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDER
                          TO BE HELD           , 1999


TO THE SHAREHOLDERS OF PYRAMID BANCORP., INC.

         A Special meeting of Shareholders of Pyramid Bancorp., Inc. ("Pyramid")
will be held at                     , Wisconsin on               , 1999 at
          .m. for the purpose of voting on the following matters:


         1. To approve the Agreement and Plan of Merger dated as of March 9, 1999 as amended by the First Amendment to the Agreement and Plan of Merger dated as of June 10 1999 among Merchants and Manufacturers Bancorporation, INC. ("Merchants"), Merchants Merger Corp. ("Merger Corp."), a wholly-owned subsidiary of Merchants and Pyramid Bancorp., Inc. ("Pyramid") (the "Merger Agreement"), providing for the merger of Pyramid with and into Merger Corp. ("the Merger"). (A copy of the Merger Agreement is attached as Exhibits A and A-1 hereto).

         2. To transact such other business as may properly come before the meeting.

         THE DIRECTORS OF PYRAMID HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMEND THAT THE SHAREHOLDERS APPROVE THE MERGER AGREEMENT.

         Any shareholder desiring to exercise dissenters' rights and be paid in cash for the fair value of his or her shares of Pyramid Common stock in accordance with the provisions of the Wisconsin Business Corporation Law (i) must file a written notice of intention to demand payment for his or her shares before the vote is taken at the Special Meeting of Shareholders, (ii) must not vote in favor of the Merger, and (iii) must otherwise comply with the procedures set forth in Subchapter XIII of the Wisconsin Business Corporation Law, a copy of which is attached as Exhibit D to the Proxy Statement/Prospectus. See "THE MERGER-Dissenters' Rights" in the accompanying Proxy Statement/Prospectus.

         The Board of Directors has fixed the close of business on        , 1999
as the record date for the determination of Pyramid shareholders entitled to notice of and to vote at the Special Meeting and any adjournment thereof.

         Whether or not you plan to attend the Special Meeting, holders of Pyramid Common Stock are asked to please complete, date and sign the enclosed proxy card, which is solicited by the Board of Directors of Pyramid, and return it promptly in the accompanying envelope. No postage is required if mailed in the United States. The giving of such proxy does not affect your right to vote in person in the event you attend the Special Meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the Proxy Statement/Prospectus.

         The Special Meeting may be postponed or adjourned from time to time without any notice other than by announcement at the Special Meeting of any postponement or adjournment thereof, and any and all business for which notice is hereby given may be transacted at such postponed or adjourned Special Meeting.

         THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF PYRAMID COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGR AGREEMENT. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

         Shareholders are invited to attend the Special Meeting.


                                           BY ORDER OF THE BOARD OF DIRECTORS


                                           -------------------------------------
                                           Thomas J. Sheehan
                                           President and Chief Executive Officer

Grafton, Wisconsin
            , 1999

PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING HE SURRENDER OF YOUR STOCK CERTIFICATES.

                Merchants and Manufacturers Bancorporation, Inc.
                             Pyramid Bancorp., Inc.

                           Proxy Statement/Prospectus

                                TABLE OF CONTENTS


                                                                                              Page
                                                                                              ----


SUMMARY.......................................................................................  1
    Merchants and Manufacturers Bancorporation, Inc. .........................................  1
    Pyramid Bancorp., Inc. ...................................................................  1
    The Special Meeting.......................................................................  1
    Votes Required............................................................................  1
    Directors Of Pyramid Have Agreed To Vote For The Merger...................................  2
    Recommendation of the Board of Directors of Pyramid.......................................  2
    The Merger................................................................................  2
    General...................................................................................  2
    What Pyramid Shareholders will receive in the Merger......................................  2
    Post-Merger Dividend Policy of Merchants..................................................  3
    What We Need to Do to Complete the Merger.................................................  3
    Exchange of Stock Certificates............................................................  3
    Termination of the Merger Agreement.......................................................  4
    Reimbursement of Expenses.................................................................  4
    Break-Up Fee..............................................................................  4
    Pyramid Officers And Directors Have Interests in the Merger That Are Different From Yours   4
    Financial Consultant Says The Exchange Ratio Is Fair From A Financial Point Of View.......  4
    Dissenting Shareholders'Rights............................................................  5
    The Merger Will Be Tax-Free To You........................................................  5
    Regulatory Approvals Needed...............................................................  5

COMPARATIVE BOOK VALUES, DIVIDENDS AND EARNINGS PER COMMON SHARE..............................  5

COMPARATIVE STOCK PRICES AND DIVIDENDS........................................................  7

SELECTED HISTORICAL AND PRO FORMA DATA........................................................  8

THE SPECIAL MEETING........................................................................... 11
      Date, Place and Time.................................................................... 11
      Matters to Be Considered at the Special Meeting......................................... 12
      Required Vote........................................................................... 12
      Voting of Proxies....................................................................... 12
      Revocability of Proxies................................................................. 12
      Record Date; Stock Entitled to Vote; Quorum............................................. 12
      Solicitation of Proxies................................................................. 13



THE MERGER ................................................................................... 13
      Background of the Merger ............................................................... 13
      Reasons for the Merger; Recommendation of Board of Directors of Pyramid ................ 15
      Certain Considerations ................................................................. 17
      Opinion of Pyramid Financial Advisor ................................................... 18
                  Marshall's analysis ........................................................ 18
                  Analysis of Selected Comparable Transactions ............................... 19
                  Analysis of Pyramid Valuation Multiples .................................... 20
                  Analysis of Publicly Traded Companies Comparable to Pyramid ................ 20
                  Discounted Earnings Analysis ............................................... 20
                  Analysis of Merchants ...................................................... 21
                  Pro Forma Merger Analysis................................................... 21
                  Stock Trading Analysis ..................................................... 21
                  Contribution Analysis ...................................................... 21
      Interests of Certain Persons in the Merger ............................................. 22
      Merger Consideration ................................................................... 23
      Regulatory Approvals Required .......................................................... 24
                  Federal .................................................................... 24
                  Wisconsin .................................................................. 25
                  General .................................................................... 25
      The Effective Time ..................................................................... 25
      Conversion of Shares, Procedure for Exchange of Certificates; Fractional Shares......... 26
      Description of Merchants Common Stock Issuable in the Merger ........................... 28
                  General .................................................................... 28
                  Dividend Rights ............................................................ 28
                  Voting Rights .............................................................. 28
                  Rights Upon Liquidation .................................................... 28
                  Miscellaneous .............................................................. 28
      Comparison of Shareholder Rights ....................................................... 29
                  Authorized Capital Stock ................................................... 29
                  Required Vote .............................................................. 29
                  Classified Board of Directors .............................................. 30
                  Removal of Directors ....................................................... 30
                  Newly Created Directorships and Vacancies on the Board of Directors ........ 30
                  Certain Business Combinations .............................................. 30
      Resale of Merchants Common Stock Issued Pursuant to the Merger ......................... 31
      Pre-merger Dividend Policy ............................................................. 31
      Post-merger Dividend Policy ............................................................ 31
      Conduct of Business Pending the Merger ................................................. 32
      Certain Material Federal Income Tax Consequences ....................................... 32
      Anticipated Accounting Treatment ....................................................... 33
      Dissenters' Rights ..................................................................... 33
      The Voting Agreement ................................................................... 35
      Other Related Party Transactions ....................................................... 35
      Management after the Merger ............................................................ 36

CERTAIN PROVISIONS OF THE MERGER AGREEMENT ................................................... 36
      The Merger ............................................................................. 36




      Representations and Warranties.......................................................... 36
      Certain Covenants....................................................................... 37
      No Solicitation of Transactions ........................................................ 38
      Conditions to Consummation of the Merger................................................ 39
      Termination ............................................................................ 40
      Amendment and Waiver ................................................................... 40
      Expenses................................................................................ 40
      Break-Up Fee ........................................................................... 41

CERTAIN PROVISIONS OF THE VOTING AGREEMENT.................................................... 41

CERTAIN INFORMATION CONCERNING MERCHANTS...................................................... 42

CERTAIN INFORMATION CONCERNING PYRAMID........................................................ 43
         Ownership of Pyramid Common Stock.................................................... 44

EXPERTS....................................................................................... 45

LEGAL OPINIONS ............................................................................... 45

FUTURE SHAREHOLDER PROPOSALS ................................................................. 45

WHERE YOU CAN FIND MORE INFORMATION........................................................... 46

FORWARD-LOOKING STATEMENTS.................................................................... 47



                                INDEX OF EXHIBITS



      Exhibit A - Agreement and Plan of Merger ............................................   A-1

      Exhibit A-1 - First Amendment to Agreement and Plan of Merger........................ A-1-1

      Exhibit B - Voting Agreement ........................................................   B-1

      Exhibit C - Opinion of Marshall Financial Consulting, LLC ...........................   C-1

      Exhibit D - Subchapter XIII of Wisconsin Business Corporation Law ...................   D-1

      Exhibit E - Pyramid Bancorp., Inc. and Subsidiary Financial
                           Statements and Management's Discussion and Analysis
                           of Financial Condition and Results of Operations ...............   E-1

                                    SUMMARY

     This Summary highlights selected information from this document . It does not contain all the information that is important to you. To understand the merger fully, you should carefully read this entire document and the other documents to which this document refers you. See "WHERE YOU CAN FIND MORE INFORMATION"on pages 46 and 47. We have included page numbers parenthetically to direct you to a more complete description of the topics presented in this Summary.

MERCHANTS AND MANUFACTURERS BANCORPORATION, INC. (pages 42-43)

     Merchants and Manufacturers Bancorporation, Inc. is a Wisconsin multi-bank holding company with three subsidiary banks operating a total of 17 facilities in Milwaukee and Waukesha Counties. Merchants also owns three non-bank subsidiaries, Lincoln Neighborhood Redevelopment Corporation, which was organized for the purpose of redeveloping and rejuvenating certain areas in the City of Milwaukee; M&M Services, Inc., which provides operational services to the banks and Achieve Mortgage Corporation, which is a mortgage brokerage firm.

     At June 30, 1999, Merchants had assets of $344 million, net loans of $270 million, total deposits of $298 million and shareholders' equity of $31 million.

     The principal executive office of Merchants is located at 14100 West National Avenue, New Berlin, Wisconsin, 53151, and its telephone number is (414) 827-6713.

PYRAMID BANCORP., INC. (pages 43-45)

     Pyramid Bancorp., Inc. is a Wisconsin bank holding company and serves as the holding company for Grafton State Bank , a Wisconsin commercial bank.

     At June 30, 1999, Pyramid had total consolidated assets of $109 million, loans of $61 million, deposits of $83 million and equity of $8.9 million.

     The principal executive office of Pyramid is located at 101 Falls Road, Grafton, Wisconsin, 53024, and its telephone number is (414)377-5511. The main office of Grafton State Bank is located at the same address.

THE SPECIAL MEETING (pages 11-13)

     A special meeting of the shareholders of Pyramid will be held at
                           , on           , 1999, at      p.m., local time. The
close of business on              , 1999 is the record date for determining the
shareholders of Pyramid entitled to notice of and to vote at the Pyramid special meeting and any postponement or adjournment thereof. The purpose of the Pyramid special meeting is to consider and vote on the merger and other matters that may come before the Pyramid special meeting.

Shareholders of Merchants are not required to approve the merger.

VOTES REQUIRED  (page 12)

     The Wisconsin Business Corporation Law requires that the merger be approved by the majority of the outstanding shares of Pyramid common stock.

     As of the record date, there were 68,900 shares of Pyramid common stock outstanding. As of the record date, directors and executive officers of Pyramid held or exercised voting control over approximately 19.3% of the outstanding shares of Pyramid common stock.

DIRECTORS OF PYRAMID HAVE AGREED TO VOTE FOR THE MERGER (pages 41-42)

     Merchants has entered into a voting agreement with each of the directors of Pyramid. The directors have agreed to vote their shares in favor of the merger and against any acquisition of control of Pyramid by a third party. The Pyramid directors have also granted Merchants the exclusive right to purchase their Pyramid common stock for $250 per share after a material breach of the Merger Agreement by Pyramid or a breach by a director of Pyramid of the voting agreement. The voting agreement may have the effect of discouraging persons who might now or in the future be interested in acquiring all of or a significant interest in Pyramid from considering such an acquisition. The voting agreement is intended to increase the likelihood that the merger will be consummated.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF PYRAMID (pages 15-17)

     The Board of Directors of Pyramid believes that the merger is fair to you and in your best interests. They unanimously recommend that holders of Pyramid common stock vote FOR approval of the merger

THE MERGER (pages 13-18)

GENERAL

     Under the terms of the merger agreement, Pyramid will merge into Merchants Merger Corp. As a result of the merger, Grafton State Bank will become a wholly-owned subsidiary of Merger Corp. which, in turn is a wholly-owned subsidiary of Merchants. The merger agreement is attached to this document as Exhibit A and an amendment to the merger agreement is attached as Exhibit A-1 to this document. We encourage you to read the merger agreement and the amendment. They are the legal documents governing the merger.

WHAT PYRAMID SHAREHOLDERS WILL RECEIVE IN THE MERGER (pages 23-24)

     In the merger, Merchants will issue up to 620,100 shares of Merchants common stock to the shareholders of Pyramid for a total market value of $26 Million at the current $42.00 Bid price. As a shareholder of Pyramid, you will receive 9 shares of Merchants common stock for each share of Pyramid common stock you own unless you dissent from the merger and follow the statutory procedure for perfecting your dissenters' rights.

     The 9-for-1 ratio at which your Pyramid common stock will be converted into Merchants common stock will be renegotiated by Merchants and Pyramid if the daily average price of Merchants common stock is less than $36 or greater than $44. On August 20, 1999, the Bid price for Merchants common stock was $42 per share. Based on the 9 for 1 exchange ratio in the merger, the market value that Pyramid shareholders would have received on August 20 for each share of Pyramid common stock would have been $378. The market price of Merchants common stock may fluctuate prior to consummation of the merger, while the exchange ratio is fixed. Shareholders of Pyramid should obtain current stock price quotations for Merchants common stock.

     The daily average price is the daily average of the "Bid" and "Ask" quotations of Merchants common stock as published in the Milwaukee Journal Sentinel during 30 trading days before the merger.

     If the daily average price is less than $36 or greater than $44, then Merchants and Pyramid will make a good faith effort to promptly renegotiate the exchange ratio. The renegotiated exchange ratio will be submitted to the Pyramid shareholders for their approval.

     You should note that the 9 for 1 exchange ratio will not change even if the market price of Merchants common stock increases or decreases within the $36.00 to $44.00 range. You will, therefore, not know when you vote on merger what the Merchants shares will be worth when issued in the merger, and the market value of the Merchants shares you will receive at the time of the merger could be higher or lower than the current market value.

     For additional explanation of what you will receive in the merger, please refer to pages 23 and 24.

POST-MERGER DIVIDEND POLICY OF MERCHANTS (page 31)

     It is presently expected that dividend payments will continue at Merchants current quarterly dividend rate of $0.15 per share. Merchants Board of Directors determines the level of dividends to be declared each quarter based on various economic and financial factors.

WHAT WE NEED TO DO TO COMPLETE THE MERGER (pages 39-40)

     The completion of the merger depends on a number of conditions being met, including the following:

     1. Shareholders of Pyramid vote in favor of the Agreement and Plan of Merger.

     2.   We receive all necessary regulatory approvals.

     3. Receipt by us of a legal opinion that, for United States federal income tax purposes, Merchants, Pyramid, Merger Corp. and Pyramid shareholders who exchange their shares of Pyramid common stock for shares of Merchants common stock, will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares. The tax opinion will be subject to various limitations, and we recommend that you read the fuller description of material tax consequences on pages 32 and 33.

     4. Receipt by Merchants of a letter from its independent accountant that the merger will qualify for "pooling of interests" accounting treatment.

     5.   The absence of any injunction or legal restraint blocking the merger.

     Where the law permits, Merchants or Pyramid could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

EXCHANGE OF STOCK CERTIFICATES (pages 26-28).

At or prior to the time the merger becomes effective, Merchants will deposit with Firstar Trust Company certificates of Merchants common stock to be issued in accordance with the terms of the merger agreement.

     After the merger becomes effective, Firstar Trust Company will mail to each Pyramid shareholder instructions on how to exchange Pyramid common stock for Merchants common stock.

TERMINATION OF THE MERGER AGREEMENT. (page 40)

     The Boards of Directors of Merchants and Pyramid can agree at any time to terminate the Agreement and Plan of Merger without completing the merger. Other reasons for terminating the merger are discussed on page 40 of this document.


REIMBURSEMENT OF EXPENSES. (pages 40-41)

     Except in case of a breach of the merger agreement, Pyramid and Merchants will pay their own expenses in connection with the merger.


BREAK-UP FEE (page 41)

     If the Merger Agreement is terminated because Pyramid failed to support the merger or failed to oppose an offer from a third party to acquire it, then Pyramid must pay Merchants a break-up fee. If the Merchants Board of Directors withdraws or modifies its approval of the merger, then Merchants must pay the break-up fee to Pyramid. The break-up fee is the lesser of 1.5% of the total value of the merger price or $400,000.


PYRAMID OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (pages 22-23)

     When considering the recommendation of the Pyramid Board, you should be aware that some of the directors and officers of Pyramid have interests in the merger that are different from, or in addition to, your interests as stockholders in Pyramid. These interests exist because of the employment agreements that 4 officers of Grafton State Bank have with Grafton State Bank. The agreements will be taken over by Merchants. The agreements provide the officers with severance benefits if their employment is terminated after the merger.

     The interests also arise from provisions in the merger agreement relating to the appointment of three Pyramid directors to the Merchants Board. In addition, Mr. Thomas Sheehan, president of Pyramid, will be vice chairman of Merchants and will be responsible for all retail banking services of Merchants after the merger. Our directors were aware of these interests and considered them in approving the merger.


FINANCIAL CONSULTANT SAYS THE EXCHANGE RATIO IS FAIR FROM A FINANCIAL POINT OF VIEW (pages 18-22)

     Marshall Financial Consulting LLC delivered to the Pyramid Board its written opinion that the 9 for 1 exchange ratio is fair, from a financial point of view, to the Pyramid shareholders. The written opinion of Marshall is attached as Exhibit C to this document. We encourage you to read the opinion in its entirety. For a description of the assumptions made and matters considered by Marshall, see 'THE MERGER-Opinion of Financial Advisor" and Exhibit C.

DISSENTING SHAREHOLDERS RIGHTS (pages 33-35)

     If you follow certain procedural requirements, you may be entitled to receive cash in the amount of the fair value of your Pyramid stock instead of the shares of Merchants common stock offered in the merger . The fair value of the shares of Pyramid common stock will be determined under Wisconsin law which defines "fair value" as "-- the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable."

     IF YOU WANT TO EXERCISE DISSENTERS' RIGHTS YOU MUST NOT VOTE IN FAVOR OF THE MERGER AGREEMENT AND MUST COMPLY WITH ALL OF THE PROCEDURAL REQUIREMENTS PROVIDED BY WISCONSIN LAW. A COPY OF THE DISSENTERS' RIGHTS STATUTE IS ATTACHED AS EXHIBIT D TO THIS DOCUMENT. WE ENCOURAGE YOU TO READ THE STATUTE CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL IF YOU DESIRE TO EXERCISE YOUR DISSENTERS' RIGHTS.

THE MERGER WILL BE TAX-FREE TO YOU (pages 32-33)

     The merger will be tax-free to Pyramid shareholders for federal income tax purposes, except for taxes on cash received for a fractional share or cash received if you exercise dissenters' rights. The merger will also be tax-free to Pyramid and Merchants for federal income tax purposes. However, because tax matters are complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how the merger will affect you.

REGULATORY APPROVALS NEEDED (pages 24-25)

     The Merger is subject to the approval of the Federal Reserve Board and the Wisconsin Department of Financial Institutions .

COMPARATIVE BOOK VALUES, DIVIDENDS AND EARNINGS PER COMMON SHARE

     The following tables present selected comparative per common share data for Merchants Common Stock for the years ended December 31, 1998, 1997 and 1996 and the six months ended June 30, 1999, and Pyramid Common Stock for the years ended December 31, 1998, 1997 and 1996 and the six months ended June 30, 1999 on both a historical and pro forma basis giving effect to the Merger. The pro forma information has been prepared on the basis of accounting for the Merger as a pooling-of-interests. The information is derived from the consolidated historical financial statements of Merchants and Pyramid, including the related notes thereto, included or incorporated by reference in this Proxy Statement/Prospectus. This information should be read in conjunction with such historical financial statements and the related notes thereto. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "INDEX TO FINANCIAL STATEMENTS."

     This information is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the Merger been consummated prior to the periods indicated.

                             Merchants Common Stock


                             At or For the Six                 At or For the Year
                             Months Ended June                 Ended December 31,
                           30, 1999 (unaudited)
                                                    1998               1997               1996
Historical:
     Net income                  $ 0.69             $ 1.81             $ 1.67             $ 0.91
     Cash dividends declared       0.30               0.59               0.48               0.48
     Book value                   20.81              20.80              19.78              18.48
Pro forma combined:
     Net income (1)              $ 0.68             $ 1.86             $ 1.69             $ 1.07
     Cash dividends
       declared (2)                0.30               0.59               0.48               0.48
     Book value                   18.77              19.03              17.90              16.44

                              Pyramid Common Stock

                            At or for the Six          At or for the Year
                            Months Ended June          Ended December 31,
                           30, 1999 (unaudited)

                                                 1998       1997            1996
Historical:
     Net income                     $  8.73    $ 18.07    $  15.55        $ 13.43
Cash dividends declared                2.00       2.00        1.00
Book value                           131.19     130.40      116.23         101.14
Equivalent pro forma
combined:  (3)
Net income                          $  0.97    $  2.01    $   1.73        $  1.49
Cash dividends declared                0.22       0.22        0.11
Book Value                            14.41      14.49       12.91          11.24

(1) Pro forma net income was computed assuming 2,110,000; 2,067,355; 2,004,809 and 2,001,160 fully diluted shares of Merchants outstanding for the periods ended June 30, 1999, December 31, 1998, 1997 and 1996, respectively.

(2)  Based on historical dividends of Merchants.
(3) The pro forma equivalent per share data for Pyramid has been computed by multiplying the pro forma combined per share information by 9, which represents the Exchange Ratio assuming that the Daily Average Price of Merchants is not greater than $44 or less than $36 per share.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

Merchants Common Stock

     Merchants Common Stock is quoted on the "Pink Sheets," an inter-broker quotation medium and in the "Over the Counter Bulletin Board," an electronic quotation service. Merchants Common Stock is quoted in the "Other Stocks" section of the Milwaukee Journal Sentinel. The following table sets forth, for the periods indicated, the High and Low Bid quotations per share as furnished by Robert W. Baird, Inc., a Wisconsin investment banking firm, and the regular cash dividends declared for Merchants Common Stock as adjusted to reflect stock dividends. It should be noted that such Bid quotations do not necessarily represent actual sales.

                                  MERCHANTS COMMON STOCK
                        -------------------------------------------
                         HIGH              LOW
                          BID              BID            DIVIDEND
                          ---              ---            --------
1996

First quarter           $17.73          $ 16.06            $ 0.10
Second Quarter           17.73            16.82              0.10
Third Quarter            18.18            17.27              0.12
Fourth Quarter           18.18            17.57              0.15

1997

First Quarter           $19.24          $ 16.97            $ 0.12
Second Quarter           20.00            18.79              0.12
Third Quarter            20.15            19.55              0.12
Fourth Quarter           28.48            20.15              0.12

1998

First Quarter           $30.30          $ 27.88            $ 0.12
Second Quarter           33.64            28.64              0.13
Third Quarter            35.45            28.10              0.15
Fourth Quarter           39.50            34.63              0.20

1999

First Quarter          $ 43.00          $ 38.00            $ 0.15
Second Quarter           43.00            41.50              0.15

     On March 10, 1999, the last trading day before the announcement of the signing of the Merger Agreement, the Bid price of Merchants Common Stock as reported in the Milwaukee Journal Sentinel was

$38 per share. On August 20, 1999, the latest practicable date before the filing of the Proxy Statement/Prospectus with the Commission, the Bid price of Merchants Common Stock as reported was $42 per share. Assuming the Merger had occurred on such date, the equivalent market value per share of Pyramid Common Stock, calculated by multiplying the Bid price of Merchants Common Stock by the Exchange Ratio, would have been $378 which represents 288.1% of June 30, 1999 book value of Pyramid and a price to earnings ratio of 21.65x, based on Pyramid's annualized net income for the first 6 months of 1999. See also "THE MERGER-Opinion of Pyramid Financial Advisor". Shareholders are urged to obtain current market prices for Merchants Common Stock. No assurance can be given as to the market price of Merchants Common Stock prior to the Effective Time or after consummation of the Merger.

     On the Record Date, there were approximately 601 holders of record of Merchants Common Stock.

Pyramid Common Stock

     Pyramid Common Stock is not listed on any exchange or quoted in the over-the-counter market. There is no established trading market for Pyramid Common Stock. In the opinion of Pyramid, due to the lack of an active market for Pyramid Common Stock, transactions in Pyramid Common Stock of which Pyramid is aware are not frequent enough to produce representative prices. The last sale of which Pyramid is aware was to the best knowledge of Pyramid at $100 per share on April 17, 1998.

     The Board of Directors of Pyramid declared the following per-share dividends in 1996, 1997, 1998 and during the first half of 1999, respectively:
$-0-, $1.00, $2.00, $2.00. Pursuant to the Merger Agreement, the ability of Pyramid to pay dividends on Pyramid Common Stock prior to the Effective Time has been restricted except that commencing in the first quarter of 1999 Pyramid is permitted to declare and pay a quarterly dividend not to exceed $1.00 per share.

     On the Record Date, there were 111 holders of record of Pyramid Common
Stock.

                     SELECTED HISTORICAL AND PRO FORMA DATA

     The summary below sets forth selected historical and other data and selected unaudited pro forma financial data. The financial data should be read in conjunction with the historical consolidated financial statements and related notes thereto of Merchants and Pyramid and in conjunction with the unaudited pro forma combined financial statements and related notes thereto of Merchants as the surviving corporation in the Merger included elsewhere in this Proxy Statement/Prospectus. See "INDEX TO FINANCIAL STATEMENTS" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

                  Selected Historical Financial and Other Data
                     (In thousands, except per-share data)

                                   Merchants

                          At or for the Six                                          At or for the Year
                          Months Ended June                                          Ended December 31,
                          30, (unaudited)
                          1999           1998               1998         1997           1996           1995          1994
                      ------------- ---------------     ------------ -------------  -------------  ------------- -------------
Total assets           $344,164      $312,705            $334,503     $296,678       $267,723       $264,247      $248,181
Loans, net              270,033       231,653             251,815      227,178        189,791        163,650       149,925
Investment
Securities held             -              -                  -            -              -              -           4,326
to maturity
Deposits                298,012       280,382             289,230      264,699        232,933        233,083       223,446
Long-term                 1,190                               260          -              -              -            --
debt
Shareholders'
  equity                 31,000        30,378              30,997       29,496         28,380         26,543        23,573

Interest income          11,679        11,324              23,215       21,094         19,328         18,383        16,139
Interest                  5,131         5,118              10,589        9,090          8,362          7,921         6,155
expense
Provision for
  loan losses               100           150                 250          192            460            132            43
Other income                925         1,009               2,330        1,656          1,555          1,328           941
Other expenses            5,836         5,511              10,532        9,620         10,021          9,040         8,484
Income tax                  502           547               1,468        1,439            730            917           874
Net income                1,035         1,007               2,706        2,409          1,310          1,701         1,524

                                     Pyramid

                          At or for the Six                                         At or for the Year
                          Months Ended June                                         Ended December 31,
                           30, (unaudited)
                          1999           1998              1998          1997           1996           1995          1994
                      ------------- --------------     ------------- -------------  -------------  ------------- -------------
Total assets           $108,936     $  97,829           $106,909       $95,007        $90,971        $83,744       $81,586
Loans                    61,291        54,158             60,947        53,880         51,544         51,759        53,684
receivable, net
Investment
 Securities held
 to maturity              7,344         7,049              6,958         6,669          5,274          4,843         5,637
Deposit
 accounts                83,456        75,457             82,974        72,580         69,545         63,406        61,948
Borrowed                  8,150         5,190              8,750         4,740          5,190          6,890         5,540
funds
Shareholders'
  equity                  8,934         7,773              8,441         7,276          6,311          5,512         4,590

Interest income           3,794         3,652              7,472         6,933          6,503          6,228         4,959
Interest                  1,723         1,757              3,531         3,404          3,236          3,120         2,294
expense
Provision for
  loan losses                36            12                 64            35            145             24            64
Noninterest
income                      311           287                621           519            502            486           801
Noninterest
expenses                  1,477         1,344              2,780         2,526          2,427          2,383         2,429
Income tax
expenses                    281           275                574           515            359            456           359
Net income                  588           551              1,144           972            838            731           614

                   Selected Unaudited Pro Forma Financial Data
                     ($ in thousands except per share data)

                                        For the Six
                                       Months Ended                                    For the Year Ended
                                         June 30,                                         December 31,
                                  1999              1998                   1998              1997               1996
                            ---------------- ------------------      ----------------  -----------------  -----------------
Income Statement
   Interest Income            $15,473          $14,976                 $30,687           $28,027            $25,831
   Interest Expense             6,854            6,875                  14,120            12,494             11,598
   Net Interest
      Income                    8,619            8,101                  16,567            15,533             14,233
   Loss Provision                 136              162                     314               227                605
   Other Income                 1,236            1,296                   2,951             2,175              2,057
   Other Expense                7,313            6,855                  13,312            12,146             12,448
   Income Before Tax            2,406            2,380                   5,892             5,335              3,237
   Income Tax                     783              822                   2,042             1,954              1,089
   Net Income                   1,623            1,558                   3,850             3,381              2,148

Per Share
   Basic earnings per
  share                       $  0.77          $  0.76                 $  1.86           $  1.69            $  1.07
   Diluted earnings
per share                        0.76             0.74                    1.82              1.64               1.05

                                        At the Six                                      At the Year Ended
                                   Months ended June 30                                    December 31
Balance Sheet                     1999              1998                   1998              1997               1996
                            ---------------- ------------------      ----------------  -----------------  -----------------
   Loans-Net                 $331,324         $285,811                $312,762          $281,058           $241,335
   Assets                       453,100        410,534                 441,412           391,685            358,694
   Deposits                   381,468          355,839                 372,204           337,249            302,387
   Shareholders'
Equity                         39,934           38,151                  39,438            36,772             32,691
Weighted Average
Shares
   Basic weighted               2,096            2,062                   2,067             2,005              2,005
average shares
outstanding
   Diluted weighted             2,136            2,106                   2,112             2,059              2,052
average shares
outstanding

                               THE SPECIAL MEETING
Date, Place and Time

     The Special Meeting will be held at                                 ,
Wisconsin, on                 , 1999 at       p.m. (local time).

Matters to Be Considered at the Special Meeting.

     At the Special Meeting, holders of Pyramid Common Stock will consider and vote upon a proposal to approve the Merger Agreement and any other matters that may properly come before the Special Meeting. For a detailed description of the Merger and the Merger Agreement, see "The Merger" and "Certain Provisions of the Merger Agreement."

Required Vote

     The affirmative vote of the holders of a majority of the outstanding shares of Pyramid Common Stock entitled to vote at the Special Meeting is required to approve the Merger Agreement. Each share of Pyramid Common Stock outstanding on the Record Date (as defined herein) is entitled to one vote. Shareholders of Merchants are not required to approve the Merger Agreement and no further corporate authorization by Merchants is required to consummate the Merger.

     Pursuant to the Voting Agreement, the directors who have voting power with respect to a total of 13,312 shares or approximately 19.3% of Pyramid Common Stock entitled to vote at the Special Meeting have agreed, among other things, to vote their shares in favor of the approval and adoption of the Merger Agreement and against certain other transactions.

Voting of Proxies

     Shares represented by all properly executed proxies for Pyramid Common Stock received in time for the Special Meeting will be voted at the Special Meeting in the manner specified by the holders thereof. Proxies which do not contain voting instructions will be voted FOR approval of the Merger Agreement.

     It is not expected that any matter other than that referred to herein will be brought before the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Revocability of Proxies

     The grant of a proxy on the enclosed form of proxy does not preclude a shareholder from voting in person. A shareholder may revoke a proxy at any time prior to its exercise by delivering to the Secretary of Pyramid a duly executed proxy or revocation of proxy bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting will not of itself constitute revocation of a proxy.

Record Date; Stock Entitled to Vote; Quorum

     Only holders of record of Pyramid Common Stock at the close of business on
            , 1999 (the "Record Date") will be entitled to receive notice of and to vote at the Special Meeting.

     At the Record Date, 68,900 shares of Pyramid Common Stock were outstanding. Shares representing a majority of the outstanding shares of Pyramid Common Stock entitled to vote must be represented in person or by proxy at the Special Meeting in order for a quorum to be present. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of the Merger Agreement. If a broker or other holder of record indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Solicitation of Proxies

     Pyramid will bear the cost of the solicitation of proxies from its shareholders, except that Merchants and Pyramid will share equally the cost of printing this Proxy Statement/Prospectus and all regulatory filing fees in connection therewith. In addition to solicitation by mail, the directors, officers and employees of Pyramid may solicit proxies from shareholders of Pyramid by telephone or telegram, or in person, but will receive no additional compensation for such services.

     SHAREHOLDERS SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS. AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE TIME, PYRAMID SHAREHOLDERS WILL BE PROVIDED WITH MATERIALS RELATING TO THE EXCHANGE OF THEIR STOCK CERTIFICATES. SEE "THE MERGER - CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES."

                                   THE MERGER

Background of the Merger

     For the past several years, the Board of Directors of Pyramid has monitored the changes in the banking industry and the future of independent banks in smaller communities in Wisconsin.

     The Pyramid Board considered the increasing competition in the banking industry, the need for ever-larger capital expenditures to provide desired customer services and the increasingly complex regulatory and market structure. The Pyramid Board recognized that the banking industry has substantially changed in recent years and that changes of equal or greater magnitude are likely in the future.

     In that connection, the Pyramid Board discussed from time to time the possibility of combining with another bank, forming an expanded bank holding company and making suitable acquisitions and growing internally.

     As a result of these discussions, the Pyramid Board realized that it would not be possible to realize sufficient growth through small acquisitions and internally-generated growth to effectively compete with the increasing numbers of larger competitors entering its market.

     The Pyramid Board thus concluded that a combination with another bank would provide the size and the necessary resources for the Bank to remain an effective competitor in its market and to properly service its community.

     The Board believed that it was very important for the Bank to retain its identity as a community bank and also to retain the name of Grafton State Bank along with its local management. Based on its review of other transactions, the Board felt that the Bank's customers and the community would suffer a reduction in service by a sale of the Bank and its conversion to a branch of another bank, resulting in the decision making process being moved out of the local community to a corporate headquarters in another location.

     To that end, in 1997, the Pyramid Board attempted to effect a combination with another community bank ("other organization"). The combination was intended to assure relative independence and local control for both organizations. However, because of the ownership structure of the other organization, the Board determined that the combination with that bank would not be in the best interests of Pyramid, its shareholders or its customers. Accordingly, discussions were terminated in January, 1998. In the summer of 1998, discussions between Pyramid and the other organization resumed in an attempt to restructure the ownership of the other organization to protect Pyramid's interests. After several months of unsuccessful negotiations, discussions with the other organization were finally terminated.

     In 1998, Pyramid also discussed possible combinations with several other bank holding companies. However, none of the potential acquirors agreed to allow the Bank to retain its community identity and operate under its own name. No specific offers were ever received by Pyramid as a result of such discussions.

     The Pyramid Board continued to believe that in order to remain competitive and provide appropriate banking services to its customers, an increase in size and resources by means of a combination with another bank was required.

     Over the past several years, Merchants had periodically expressed an interest in exploring a combination with Pyramid. Pyramid's Board was aware that Merchants' subsidiary banks were operating under local control and with local autonomy. Pyramid's Board was also mindful of the desire of many of its shareholders and customers to retain a community-oriented bank with local control.

     Accordingly, in the second half of 1998, the management and Board of Directors of Pyramid commenced discussing a possible combination with Merchants. The Pyramid Board found that the Merchants' banking philosophy closely resembled Pyramid's. Additionally, Pyramid concluded that the subsidiary banks of Merchants and Grafton State Bank complemented each other in loan activities because Merchants had a strong emphasis on commercial lending while Grafton State Bank emphasized mortgage lending. As a result of the combination, Grafton State Bank could increase its commercial lending limit to approximately $7 million and would be able to more effectively service many business customers in its market area which it had difficulty accommodating in the past.

     In addition, the Pyramid Board believed that the shareholders of Pyramid will enjoy greater liquidity for their stock and a means of accurately valuing their investment through a transaction with Merchants.

     As a result, the Pyramid Board determined to pursue further discussions with Merchants. The Pyramid Board and management held several meetings with the management and Directors of Merchants to further discuss post-merger operational matters and the merger consideration. Subsequently, the Pyramid Board engaged Marshall as a financial advisor to assist it in evaluating the Merchants stock and advise it on the fairness of the exchange, from a financial point of view.

     On December 19, 1998, the Merchants Board held a special meeting, attended by its financial advisor and legal counsel, to consider and approve the terms of a letter of intent to be submitted to Pyramid. The letter of intent was executed by Merchants on December 28, 1998 and delivered to Pyramid.

     After further negotiations and discussions with its financial advisor and legal counsel regarding the proposed stock exchange, on January 4, 1999, the Pyramid Board accepted the letter of intent pursuant to which Pyramid stockholders would receive an aggregate of 620,100 shares of Merchants stock, subject to renegotiation of the exchange ratio under certain conditions related to the price of Merchants' stock . The parties issued a joint press release announcing the execution of the letter of intent.

     Following public announcement of the proposed transaction and prior to the execution of the Agreement and Plan of Merger, a Pyramid shareholder suggested to the management that Pyramid consider an auction which the shareholder believed would enhance the value to be received by Pyramid shareholders. The management and the Board of Directors of Pyramid determined an auction process was not in the best interests of the Pyramid shareholders or the customers of the Bank.

     After further discussions, an Agreement and Plan of Merger embodying the terms of the letter of intent was negotiated with the assistance of legal counsel and executed by Merchants and Pyramid as of March 9, 1999. The parties issued a joint press release announcing the transaction.

     As of June 10, 1999, the First Amendment to the Merger Agreement was entered into by Merchants and Pyramid. The purpose of the First Amendment was to provide for the merger of Pyramid with Merchants Merger Corp., a wholly-owned subsidiary of Merchants organized exclusively to facilitate the Merger transaction.

     The Board of Directors of Pyramid has approved the Merger Agreement and believes that the proposed Merger is in the best interest of Pyramid and its shareholders. Accordingly, the Pyramid Board recommends that the shareholders of Pyramid vote in favor of the adoption of the Merger Agreement as discussed herein.

Reasons for the Merger; Recommendation of Board of Directors of Pyramid

     Merchants. The Merchants Board has concluded that the Merger would be in the best interests of Merchants and its shareholders. In reaching this determination, the Merchants Board considered many factors including the following:

          (i) The Merger meets Merchants' strategic objectives of maintaining and strengthening a locally owned and operated community-oriented financial institution.

          (ii) The Merger will create a significantly larger financial institution that will have capabilities to offer a wider array of financial products and services.

     For instance, Merchants' current customers will have access to the products and services offered by Pyramid and, conversely, Pyramid will offer its products and services to Merchants' customers. Moreover, the combined resources of the two companies will improve the efficiencies associated with the development of new products and services to be offered by Merchants.

          (iii) Merchants will have immediate access to the Ozaukee County market which is currently served by Merchants on a limited basis.

          (iv) The similarities between the operations of Merchants and Pyramid will result in cost savings and more efficient utilization of resources and technology thereby offering economies of scale not currently available to Merchants.

          (v) The size and capital structure of Merchants following the Merger will provide greater opportunities and flexibility in responding to the rapidly changing industry for financial service providers.

          (vi) The asset size, capital position, management strength and market position of Merchants will enable the combined company to remain competitive and take advantage of current and emerging opportunities for growth and profitability.

          (vii) The opinion of Merchants that the consideration to be paid by Merchants in the Merger is fair, from a financial point of view, to Merchants and its shareholders.

Numerous factors were considered by the Merchants Board in approving the terms of the Merger. These factors included information concerning the financial structure, results of operations, and prospects of Merchants and Pyramid; the capital adequacy of the resulting entity; the composition of the businesses of the two organizations; the overall compatibility of the management and employees of the organizations; the outlook for the organizations in the rapidly changing financial services industry; the relationship of the consideration to be paid in the Merger to market prices and the book value and earnings per share of Pyramid and the financial terms of certain other recent business combinations in the banking industry.

     Pyramid. In considering the Merger, the Directors of Pyramid reviewed the terms and conditions of the proposed Merger Agreement, along with certain business and financial information relating to Merchants and Pyramid. In addition, the Board of Directors of Pyramid determined to approve the proposed transaction primarily because the Merger will increase the financial strength of the Bank by enabling it to better serve its depositors and customers, while at the same time allowing the Bank to retain its identity as a community bank and retain the name of Grafton State Bank along with local management; to provide additional opportunities for professional advancement for the Bank's employees, and to be more competitive with other bank subsidiaries of large bank holding companies currently doing business in Ozaukee County or which might locate in the community. The directors of Pyramid also concluded that the Merger will enhance both the long-term and short-term value of Pyramid shareholders' investment. Among the factors important to the Directors of Pyramid in determining to approve the Merger, were: ( i) the increased opportunity and resources to serve the Bank's customers; (ii) the possibility for career enhancement which employees of Pyramid and the Bank might be provided as a result of the merger; (iii) the increased resources and expertise to keep the Bank competitive and meet the ever-changing demands of the banking industry;
(iv) the marketability and liquidity of Merchants' Common Stock and the consistent dividend history and rate of dividends of the Merchants Common stock to be received in the Merger as compared to the illiquidity and lack of marketability of Pyramid Common Stock and the dividend history of Pyramid Common stock; (v) the tax-free nature of the Merger for federal income tax purposes which would permit Pyramid's shareholders who receive shares of Merchants Common Stock to defer federal income taxation under certain circumstances; (vi) the potential for future appreciation of Merchants' Common Stock due to Merchants' greater market presence and financial resources; and (vii) the financial terms of other recent business combinations in the financial services industry. See "THE MERGER - Certain Material Federal Income Tax Consequences."

     While each member of Pyramid's Board of Directors evaluated each of the foregoing as well as other factors, the Board of Directors collectively did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Pyramid's Board of Directors collectively made its determination with respect to the Merger based on its unanimous conclusion that the Merger, in light of the factors which each of them individually considered as appropriate, is fair and in the best interests of Pyramid's shareholders.

     The Board of Directors of Pyramid has determined that the terms of the Merger are fair to, and in the best interests of, Pyramid and its shareholders for the reasons stated immediately above.

     THE BOARD OF DIRECTORS OF PYRAMID HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

Certain Considerations

     In deciding whether to vote in favor of the Merger, the Pyramid shareholders should consider the following factors, in addition to the other matters set forth herein.

          (i) Uncertain Legislative and Regulatory Environment. The banking and financial services businesses in which Pyramid and Merchants engage are highly regulated. The laws and regulations affecting such businesses may be changed in the future. Such changes could affect the ability of banks to engage in nationwide branch banking and the ability of bank holding companies to engage in non-banking businesses, such as securities underwriting and insurance, in which they have been allowed to engage only on a limited basis. Such changes may also affect the capital that banks and bank holding companies are required to maintain, the premiums paid for or the availability of deposit insurance or other matters directly affecting earnings. Neither Pyramid nor Merchants can predict what changes will occur and the effect that any such changes would have on the ability of the combined entity to compete effectively or to take advantage of new opportunities after the Merger.

          (ii) Competition. The markets in which Pyramid and Merchants operate are highly competitive. Competition in such markets is likely to increase in light of the changing legislative and regulatory environment in which Pyramid and Merchants operate. In addition, consolidation and mergers in the banking industry are expected to continue, resulting in stronger and more effective competitors. Neither Pyramid nor Merchants can predict the degree to which competition in the industry will increase in the future or the effect any such increased competition will have on the combined entity.

          (iii) Rapid Technological Changes. Evolving technology will play a major role in the processing and delivery of financial services. The effective use of new technology will enable banking and financial service businesses to improve information concerning their customers and markets. It will also enable them to reduce overhead expenses while improving the quality of service to customers. Communications technology will substantially improve the ability of financial institutions to exchange information with their customers and employees. Banks and financial institutions that are unwilling or unable to access this evolving new technology could experience lower earnings and a loss of customers.

          (iv) Uncertain Economic Environment. Banks and financial service companies in the Midwest have experienced a relatively long period of price stability and a growing economy. Price stability enables banks to better protect themselves against interest rate risks. A strong economy enhances the opportunity of the commercial sector of the economy to improve earnings and performance. It also provides an environment for financial institutions to experience positive and profitable growth. Potentially adverse economic changes present additional risks for banks and financial service companies.

          (v) Nature of Business. The financial performance of Pyramid results primarily from its retail banking activities located in Ozaukee County. Pyramid shareholders who receive shares of Merchants Common Stock will own an interest in a diversified multi-bank holding company currently operating 17 banking offices located in Milwaukee and Waukesha Counties,, which is engaged in several non-banking businesses. Financial performance of Merchants is accordingly dependent on its activities and the economic factors in such markets and businesses.

          (vi) Business Combinations. Merchants seeks additional expansion opportunities and accordingly may enter into business combinations with banking and non-banking entities involving the issuance of its shares or payment of cash consideration which may not require a vote of holders of Merchants Common Stock at the time of such additional acquisitions.

          (vii) Share Price Fluctuation. The price of shares of Pyramid Common Stock is based essentially upon the financial condition of Pyramid and the market value for similar non-publicly traded bank holding companies and other factors. The share price of Merchants Common Stock is by nature more subject to the general price fluctuations in the market for publicly-traded equity securities. Such fluctuations are not necessarily related to a change in the financial performance or condition of Merchants.

Opinion of Pyramid Financial Advisor

     The Pyramid Board retained Marshall to act as its financial advisor in connection with the Merger and to assist it in its examination of the fairness, from a financial point of view, of the merger consideration to the holders of Pyramid Common Stock. On March 8, 1999, Marshall rendered its opinion to the Pyramid Board (subsequently confirmed as of the date of this Proxy Statement/Prospectus) to the effect that the merger consideration was fair, from a financial point of view, to the holders of Pyramid Common Stock.

     THE FULL TEXT OF MARSHALL'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MARSHALL IN RENDERING ITS OPINION, IS ATTACHED AS EXHIBIT C TO THIS PROXY STATEMENT/PROSPECTUS. THE MARSHALL OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF PYRAMID COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PYRAMID SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE MARSHALL OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS AN EXHIBIT HERETO, AND SHAREHOLDERS OF PYRAMID SHOULD READ THE MARSHALL OPINION CAREFULLY AND IN ITS ENTIRETY.

     Marshall's analysis. In conducting its investigation and analysis and in arriving at its opinion, Marshall reviewed such information and took into account such financial and economic factors as it deemed relevant. In doing so, Marshall, among other things; (i) reviewed certain internal information, primarily financial in nature, including projections, as well as publicly available information, including but not limited to Pyramid's and Merchants' recent filings with regulatory authorities; (ii) reviewed the Merger Agreement; (iii) compared the historical market prices and trading activity of Pyramid and Merchants Common Stock with those of certain other publicly traded companies Marshall deemed relevant; (iv) compared the financial position and operation results of Pyramid and Merchants with those of other publicly traded companies Marshall deemed relevant; (v) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations involving banking institutions Marshall deemed relevant; and (vi) reviewed certain potential pro forma effects of the Merger on Merchants. Marshall held discussions with certain members of Pyramid's and Merchants' senior management concerning Pyramid's and Merchants' historical and current financial condition and operating results, as well as the future prospects of Pyramid and Merchants, respectively. Marshall had not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Pyramid. Marshall also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria as Marshall deemed relevant for the preparation of its opinion. The merger consideration was determined by Pyramid and Merchants in arm's-length negotiations. Pyramid did not place any limitation upon Marshall with respect to the procedures followed or factors considered by Marshall in rendering its opinion.

     In arriving at its opinion, Marshall assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to it by or on behalf of Pyramid and Merchants, and was not engaged to independently verify any such information. Marshall assumed, with Pyramid's and Merchants' consent, that (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Pyramid and Merchants are set forth in their respective financial statements; (ii) the Merger will be accounted for under the pooling of interest method of accounting; (iii) the Merger will be consummated in accordance with the terms of the Merger Agreement without any additional amendments thereto and without any condition; (iv) the prospective cost savings and revenue enhancements contemplated by management of both companies following the Merger will be realized; and (v) all shareholder and required regulatory approvals will be obtained in a timely manner. Marshall also assumed that the financial forecasts examined by it were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Pyramid's and Merchants' respective senior management, as to future performance of their respective companies. Marshall did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Pyramid or Merchants, nor did it make a physical inspection of the properties or facilities of Pyramid or Merchants. Marshall's opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date thereof, and did not predict or take into account any changes which may occur, or information which may become available, after the date thereof. Furthermore, Marshall expressed no opinion as to the pricing or trading range at which shares of Merchants' securities would trade following the date of such opinion.

     Analysis of Selected Comparable Transactions. Marshall reviewed a selected group of ten completed or pending acquisitions of banks or bank holding companies that were announced since January 1, 1997. Marshall focused on transactions where the acquired entity had a transaction value of less than $50 million. The assets of the comparables ranged from $75 million to $171 million and the mean being $106 million. The equity to asset ratio for the comparables ranged from 6.97% to 13.57% with the median and the mean being 11.53% and 10.93% respectively. The return on average assets for the comparables ranged from 1.10% to 1.86% with the median and the mean being 1.34% and 1.43%, respectively. The comparables' return on equity ranged from 9.35% to 25.61% with the median and the mean being 11.68% and 13.88%, respectively. The price to book of the comparables ranged from 151.00% to 320.57% with the median and the mean being 229.31% and 227.79%, respectively. The price to tangible book for the comparables ranged from 158.84% to 363.37% with the median and the mean being 229.31% and 236.03%, respectively. The comparables' price to latest twelve months net income ranged from 11.39x to 30.12x with the median being 18.58x and the mean being 18.31x, respectively. The tangible premium to core deposits for the comparable companies ranged from 8.63% to 25.14% with the median and mean being 18.45% and 18.38%, respectively.

     Analysis of Pyramid Valuation Multiples. Marshall calculated the "implied Equity Value Per Share" reflected by the terms of the Merger to be $351 for each share of Pyramid Common Stock, obtained by multiplying an Exchange Ratio of 9 by the bid price share of Merchants Common Stock of $39 on March 1, 1999. Marshall then calculated the "Implied Total Equity Value: to be $24,183,900 million, obtained by multiplying the implied equity Value Per Share by the total number of outstanding shares of Pyramid Common Stock, including shares issuable upon exercise of stock options. In performing its analysis, Marshall used, among other items, operating statistics for Pyramid's twelve months through December 31, 1998. Marshall calculated multiples of the Implied Total Equity Value to Pyramid's earnings per share, book value, tangible book value and tangible premium to core deposits. The calculations resulted in ratios of the Implied Total Equity Value to net income ("P/E Ratios") of 21.99x based on December 31, 1998 results, 288.3% of book value, 288.3% of tangible book value and an 18.97% tangible premium to core deposits.

     As no comparative group or transaction from any comparative group is identical to the Merger, Marshall indicated to the Pyramid Board that the analyses described above are not mathematical, but rather involve complex consideration and judgments concerning differences in operating and financial characteristics including, among other things, differences in revenue composition and earnings performance among Pyramid and Merchants and the selected companies and transactions reviewed.

     Analysis of Publicly Traded Companies Comparable to Pyramid. Marshall reviewed certain publicly available financial and stock market information for certain publicly traded companies which Marshall deemed relevant. These companies consisted of: F&M Bancorporation, ANB Corp., Baylake Corp., State Financial Services, Empire Banc Corp., Princeton National Bancorp., Northern States Financial Corp., Union Bancorp, Merchants Bancorp and German American Bancorp (the "Comparable Companies"). The data described below for such group is as of December 31, 1998 and is compared to Pyramid's financial information, as reported, as of December 31, 1998.

     Marshall noted that the equity to assets for Pyramid was 7.90% compared with a median of 9.47% and a mean of 9.80% for the Comparable Companies. The equity to assets for the Comparable Companies ranged from a high of 13.40% to a low of 8.17%. Marshall also noted the following operating performance statistics for Pyramid compared to the Comparable Companies: (i) the net interest margin for Pyramid was 4.28% compared to a median of 4.42% and a mean of 4.44%. (The range for net interest margin of the Comparable Companies was a high of 4.92% to a low of 3.99%); (ii) the efficiency ratio for Pyramid was 60.60% compared to a median of 58.62% and a mean of 60.81% for the Comparable Companies. (The range for the efficiency ratio for the Comparable Companies was 45.61% to 64.71%);
(iii) the return on average assets for Pyramid was 1.13% compared to a median of 1.18% and a mean of 1.21% for the Comparable Companies. (The range on average assets was .88% and 1.55% for the Comparable Companies), (iv) the return on average equity for Pyramid was 14.60% compared to a median of 11.67% and a mean of 12.36% for the Comparable Companies. (The range for the return on average equity was 9.94% to 15.85% for the Comparable Companies.)

     Discounted Earnings Analysis. Marshall performed a discounted earnings analysis of Pyramid on a stand-alone basis using Pyramid management's projections of future earnings for the 5 year period ending December 31, 2003. Marshall estimated terminal values for Pyramid using asset growth rates of 6.00%, return on average assets of 1.20%, cash dividends of $4.00 per share in 1999 and $7.00 per share in 2000, 2001, 2002, and 2003, discount rates of 9%,
11% and 13%, and terminal book value multiples of 100%, 110% and 120%. Based upon projections, Marshall calculated an implied per share price from $183 to $253 per share of Pyramid Common Stock. Marshall noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth ratios, dividend payout rates, terminal values and discount rates.

     Analysis of Merchants. In order to assess the relative public market valuation of the Merchants Common Stock to be issued in the Merger, Marshall reviewed certain publicly available financial information of the most recently reported period as of December 31, 1998 for Merchants and stock market information of certain selected publicly traded companies which Marshall deemed relevant. Such comparable companies consist of F&M Bancorporation, ANB Corp., Baylake Corp., State Financial Services, Empire Banc Corp., Princeton National Bancorp., Northern States Financial Corp., Union Bancorp, Merchants Bancorp and German American Bancorp. (the "Merchants' Comparable Companies"). The data described below for such group is as of December 31, 1998. Marshall noted the following operating performance statistics for Merchants compared to the Merchants Comparable Companies: (i) Merchants' net interest margin was 4.45% compared to a median of 4.42% and a mean 4.44% for the Merchants' Comparable Companies (the range for net interest margin was 3.99% to 4.92% for the Merchants' Comparable Companies); (ii) the efficiency ratio for Merchants was 70.88% compared with a median of 58.62% and a mean of 60.81% for the Merchants' Comparable Companies (The range for the efficiency ratio was 45.61% to 64.71% for the Merchants' Comparable Companies); (iii) the return on average assets for Merchants was .86% compared to a median of 1.18% and a mean of 1.21% for the Merchants' Comparable Companies (The range for the return on average assets was
 .88% to 1.55% for the Merchants' Comparable Companies); (iv) the return on average equity for Merchants was 8.92% compared to a median of 11.67% and a mean of 12.36% for the Merchants' Comparable Companies (The range for the return on average equity was 9.94% to 15.85% for the Merchants' Comparable Companies); (v) the ratio of non-performing assets to total assets for Merchants was .31% compared with a median of .61% and a mean of .69% for the Merchants' Comparable Companies (The range for the non-performing assets to total assets was .31% to 1.36% for the Merchants' Comparable Companies).

     Pro Forma Merger Analysis. Marshall prepared a pro forma analysis of the financial impact of the Merger. Using financial forecasts for Pyramid (prepared by Pyramid's management) and Merchants (prepared by Merchants' management), Marshall compared Merchants' earnings per share and book value on a stand-alone basis to earnings and book value of the combined companies on a pro forma basis. Without any synergies, this analysis indicated that the Merger would be dilutive to earnings per share in 1999 and after synergies as provided by Merchants management non-dilutive to earnings per share in 1999. However, this analysis shows that it is immediately dilutive to book value per share by 10.1%.

     Stock Trading Analysis. Marshall reviewed the historical trading prices and volume of Merchants Common Stock for the two years ending December 31, 1998. The price of Merchants Common Stock ranged from a high to a low from January 1, 1997 through December 31, 1997 of $16.97 to $29.09, and from $28.03 to $42.50 from January 1, 1998 through December 31, 1998. The trading volumes in calendar year 1997 and 1998 were 54,185 and 98,565 shares, respectively.

     Contribution Analysis. Marshall analyzed the contribution of each of Pyramid and Merchants to the pro forma company of assets, deposits, net income, estimated net income, tangible equity and ownership at or through December 31, 1998. Marshall calculated that: Merchants would contribute 75.8% and Pyramid 24.2% of assets; Merchants would contribute 77.7% and Pyramid 22.3% of deposits; Merchants would contribute 71.1% and Pyramid 28.9% of 1998 net income, Merchants would contribute 71.1% and Pyramid 28.9% of forecasted 1999 net income; Merchants would contribute 78.7% and Pyramid 21.3% of tangible equity; and Merchants would represent 71.6% and Pyramid 28.4% based on the issuance by Merchants of 620,100 shares out of a pro forma total of 2,183.961 shares.

     In connection with its written opinion dated              , 1999, Marshall
confirmed the appropriateness of its reliance on the analyses used to render its opinion dated March 8, 1999, by performing procedures to update certain of its analyses and by reviewing assumptions on which such analyses were based and the factors considered therewith.

     The summary of the opinion set forth above does not purport to be a complete description of the presentation of Marshall to the Pyramid Board or the analyses performed by Marshall. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Marshall believes that its analysis must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses would create an incomplete view of the processes underlying the analyses conducted by Marshall and its opinion. Marshall did not attempt to assign particular weights to particular analyses. Any estimates contained in Marshall's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty. Marshall does not assume responsibility for their accuracy.

     Marshall, as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Pyramid retained Marshall because of its experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions.

     Pursuant to an agreement, dated December 17, 1998, between Pyramid and Marshall, Pyramid has paid Marshall a non-refundable retainer fee of $25,000, a fee of $25,000 for rendering its opinion dated March 8, 1999, and will pay a closing fee of $15,000. Pyramid also has agreed to reimburse Marshall for certain of its out-of-pocket expenses incurred in connection with its engagement. Additionally, Pyramid has agreed to indemnify Marshall against certain liabilities, including liabilities under the federal securities laws, incurred in connection with the engagement of Marshall by Pyramid.

Interests of Certain Persons in the Merger

     Assuming that the Merger is consummated, the Directors of Merchants immediately prior to the Effective Time will be the directors of Merchants at the Effective Time, each to hold office in accordance with the Amended Articles of Incorporation and By-Laws of Merchants. The officers of Merchants immediately prior to the Effective Time will be the officers of Merchants at the Effective Time, in each case until their respective successors are duly elected and qualified.

     Upon consummation of the Merger, Mr. Thomas J. Sheehan, Chairman of the Board of Directors and President and Chief Executive Officer of Pyramid and the Bank will be elected to the Board of Directors of Merchants and will serve as its Vice Chairman. In addition, Mr. Jerome T. Sarnowski and Mr. James Kacmarcik, Directors of Pyramid and the Bank will be elected to the Board of Directors of Merchants. Mr. Sheehan will also assume responsibility for the retail banking services of Merchants subsidiary banks. Mr. Sheehan and three officers of the Bank have entered into employment agreements with the Bank which will continue in effect after the Bank becomes a subsidiary of Merchants as a result of the Merger. The employment agreements are effective as of April 1, 1999, continue for three years (unless sooner terminated as provided in the employment agreements.) and provide for one-year renewals on each anniversary date, unless notice of non-renewal is given. The employment agreements provide for Mr. Sheehan to serve as Chief Executive Officer, for Mr. Jefford Larson to serve as Vice President-Commercial Banking, for Mr. Peter Schumacher to serve as Controller and for Mr. Richard Belling to serve as Vice President-Mortgages of the Bank. In addition to an annual base salary , each of the named officers will be entitled to such other benefits as are generally made available to others officers serving in comparable positions at the Bank or other subsidiaries of Merchants. Messrs. Sheehan, Larson, Schumacher and Belling have agreed not to compete with the Bank or its affiliates during the employment period or during the lesser of the remaining term of the employment agreement or 12 months following termination of employment.

     Merchants (through the Bank as employer) will succeed to the Bank's obligations with respect to the employment agreements. The Boards of Directors of Merchants and Pyramid were aware of these interests and took them into account in approving the Merger Agreement.

Merger Consideration

     Upon consummation of the Merger, each share of Pyramid Common Stock outstanding at the Effective Time will be converted (subject to the provisions with respect to fractional shares described below) into the right to receive 9 shares of Merchants Common Stock, (the "Exchange Ratio"), subject to renegotiation of the exchange ratio if the Daily Average Price (as defined below) of Merchants Common Stock is less than $36 or greater than $44. The Daily Average Price is the daily average of the "Bid" and "Ask" quotations of Merchants Common Stock as published in the Milwaukee Journal Sentinel (or obtained from another source acceptable to Merchants and Pyramid if such quotations are not published in the Milwaukee Journal Sentinel) on each of the thirty (30) trading days preceding the third day prior to the Effective Time. On each of such thirty (30) trading days, the Bid and Ask prices will be averaged to calculate the market quotation for that day, and the resulting thirty (30) market quotations will be summed and the result divided by thirty (30) to determine the Daily Average Price. In the event that "Ask" quotations are not listed, or if the "Ask" price exceeds the "Bid" price by more than $2 on any of the thirty (30) trading days used to compute the Daily Average Price, then the "Bid" quotes will be used on those days to calculate the Daily Average Price. If the Daily Average Price is less than $36 or greater than $44, then Merchants and Pyramid will make a good-faith effort to promptly renegotiate the Exchange Ratio.

     Because the market value of Merchants Common Stock at the Effective Time is not known at this time, the actual value that Merchants would pay and Pyramid shareholders would receive in the Merger and whether Merchants and Pyramid will renegotiate the Exchange Ratio will not be known until the scheduled closing date or shortly before the Effective Time, respectively. It is currently anticipated that, if approved by Pyramid shareholders, the Merger will be completed in the fourth calendar quarter of 1999, although no assurance as to the time of completion can be given.

     In the event that the Daily Average Price is less than $36 or greater than $44 and it becomes necessary to renegotiate the Exchange Ratio, Merchants' Board is likely to consult with its legal and financial advisors regarding the fairness of such renegotiated ratio.

     In addition, the Merchants' Board and its advisors would consider many of the same factors they considered in determining whether to approve and adopt the Merger Agreement in the first instance. In particular, the Merchants Board of Directors would analyze, among other factors, the relationship of the consideration to be paid by Merchants to the market price and book value and earnings per share of Pyramid, the financial terms of recent business combinations in the banking industry and the dilutive or accretive effect of the renegotiated exchange ratio on Merchants' future earnings and book value.

     In the event it becomes necessary to renegotiate the Exchange Ratio pursuant to the terms of the Merger Agreement, the Pyramid Board of Directors is likely to consult with its legal and financial advisors to determine the fairness of a renegotiated exchange ratio. Shareholders of Pyramid should note that the fairness opinion obtained by the Pyramid Board and included as Exhibit 'C' to this Proxy Statement/Prospectus does not express an opinion as to the fairness of the Merger, from a financial point of view, in the event that the Daily Average Price of Merchants Common Stock is less than $36 or more than $44. No assurance can be given that a fairness opinion regarding such renegotiated exchange ratio can be obtained. In making a determination on a renegotiated exchange ratio, the Pyramid Board of Directors would consider many of the same factors it considered in determining whether to approve and accept the Merger Agreement in the first instance. In particular, the Pyramid Board would analyze, among other factors, whether the then current consideration to be received in the Merger would deliver more value to the shareholders than could be expected if Pyramid were to continue as an independent entity. In addition, the Pyramid Board would consider whether, in light of then prevailing market and other industry conditions, the renegotiated exchange ratio is fair from a financial point of view to the Pyramid shareholders.

Regulatory Approvals Required

     Federal. The Merger is subject to prior approval by the Federal Reserve Board under the BHC Act, which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. It is highly improbable that the Merger poses any antitrust issues. The Federal Reserve Board also has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position. Furthermore, the Federal Reserve Board must also assess the records of the Bank subsidiaries of Merchants and Pyramid under the Community Reinvestment Act of 1977, as amended (the "CRA"). The CRA requires that the Federal Reserve Board analyze, and take into account when evaluating an application, each bank's record of meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with safe and sound operation.

     Under the BHC Act, the Merger may not be consummated until up to 30 days following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. Although a challenge is highly improbable, there can be no assurance that the Department of Justice will not challenge the Merger or, if such a challenge is made, as to the result thereof. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise. The BHC Act provides for the publication of notice and public comment on the applications and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

     Merchants filed an application with the Federal Reserve Bank of Chicago (the "Federal Reserve Bank") that was accepted for filing by the Federal Reserve Bank on May 20, 1999.

     Merchants has been advised that the Federal Reserve Bank has approved its application to acquire 100% of Pyramid as of June 30, 1999. Merger Corp. has filed a request for waiver with regard to the application requirements under the BHCA.

     Wisconsin. The Merger is also subject to the prior approval by the Wisconsin Department of Financial Institutions ("DFI") under Section 221.0901 of the Wisconsin Statutes which requires that the DFI take into consideration (i) the financial and managerial resources and future prospects of the respective institutions and whether the transaction would be contrary to the best interests of the shareholders or customers of the bank or bank holding company to be acquired; (ii) whether the action would be detrimental to the safety and soundness of the respective institutions or any subsidiary or affiliate of the respective institutions; (iii) the record of performance, management, financial responsibility and integrity, and the CRA rating of the applicant; and (iv) whether upon consummation of the transaction, the applicant would control in excess of 30% of the total amount of deposits of insured depository institutions in Wisconsin as specified under federal banking law.

     Merchants filed an application with the DFI on May 21, 1999.Merchants has been advised that the DFI has approved the application as of July 19, 1999. The Merger may be consummated at any time within one year of the date approval was granted by the DFI (subject to the foregoing federal approvals).

     General. The Merger cannot proceed in the absence of all requisite regulatory approvals and compliance with any waiting periods contained in such approvals. See "Conditions to Consummation of the Merger." In the Merger Agreement, Merchants and Pyramid have agreed to take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed with respect to the Merger, including furnishing information to the Federal Reserve Board or in connection with approvals or filings with other governmental entities. Merchants and Pyramid have also agreed to take all reasonable action necessary to obtain approvals of the Federal Reserve Board, the DFI and other governmental entities. However, the obligation to take reasonable actions is not to be construed as including an obligation to accept any terms or conditions to an agreement or other approval of, or any exemption by, any party that are not customarily contained in approvals of similar transactions granted by such regulators or if Merchants in good faith determines that such terms or conditions would have a material adverse effect on its business or financial condition or would materially detract from the value of Pyramid to Merchants.

     Merchants and Pyramid are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

The Effective Time

     The Merger will become effective as of the later of (a) the date Articles of Merger are filed with the DFI or (b) the effective date and time of the Merger as set forth in such Articles of Merger, (the later of (a) and (b) being the "Effective Time"). The filing with respect to the Merger will occur as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions to the Merger as set forth in the Merger Agreement. The Merger Agreement may be terminated by either party if, among other reasons, the Merger shall not have been consummated on or before December 31, 1999. Upon consummation of the Merger, Pyramid will be merged into Merger Corp. and will not continue its separate existence or operations, to which Merger Corp. as the surviving corporation will succeed. See "CERTAIN PROVISIONS OF THE

MERGER AGREEMENT - Conditions to Consummation of the Merger" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT - Termination."

Conversion of Shares, Procedure for Exchange of Certificates; Fractional Shares

     At the Effective Time and without any action on the part of Merchants, Pyramid or the holders of Pyramid Common Stock, each share of Pyramid Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Pyramid shareholders exercising their dissenters rights under the
WBCL) shall be converted into the right to receive shares of Merchants Common Stock. See "THE MERGER -- Dissenters' Rights." All such shares of Pyramid Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each stock certificate previously representing any such shares of Pyramid Common Stock (other than shares held by dissenting shareholders as described above) shall thereafter represent the right to receive a certificate representing shares of Merchants Common Stock into which such Pyramid Common Stock has been converted. Certificates previously representing shares of Pyramid Common Stock shall be exchanged for certificates representing whole shares of Merchants Common Stock upon the surrender of such certificates as provided below. No fractional shares of Merchants Common Stock will be issued, and, in lieu thereof, a cash payment will be made as provided below.

     As of the Effective Time. Merchants shall deposit, or cause to be deposited with Firstar Trust Company (the "Exchange Agent'), for the benefit of the holders of shares of Pyramid Common Stock and for exchange in accordance with the terms of the Merger Agreement, certificates representing the shares of Merchants Common Stock (such certificate for shares of Merchants Common Stock, together with any dividends or distributions with respect thereto (the "Exchange Fund")) issuable pursuant to the terms of the Merger Agreement.

     As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate which immediately prior to the Effective Time represented outstanding shares of Pyramid Common Stock whose shares were converted into the right to receive shares of Merchants Common Stock, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of Pyramid Certificates in exchange for certificates representing shares of Merchants Common Stock. Upon surrender of a certificate previously representing shares of Pyramid Common Stock to the Exchange Agent together with such duly executed letter of transmittal, the holder of such certificate shall receive in exchange therefore a certificate representing that number of whole shares of Merchants Common Stock to which such holder is entitled and the certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares which is not registered in the transfer records of Pyramid, a certificate representing the proper number of shares of Merchants Common Stock may be issued to a transferee if the certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate previously representing shares of Pyramid Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate representing shares of Merchants Common Stock and cash in lieu of any fractional shares of Merchants Common Stock as described below.

     PYRAMID SHAREHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL NOR RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     No dividends or other distributions declared or made after the Effective Time with respect to Merchants Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate of Pyramid Common Stock with respect to the shares of Merchants Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder, until such certificate is surrendered. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of said certificate, which represents whole shares of Merchants Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of cash payable with respect to a fractional share of Merchants Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such whole shares of Merchants Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time, but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Merchants Common Stock.

     All shares of Merchants Common Stock issued upon conversion of the shares of Pyramid Common Stock (including any cash paid for fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Pyramid Common Stock.

     No certificates or scrip representing fractional shares of Merchants Common Stock shall be issued upon the surrender for exchange of Pyramid Common Stock certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a shareholder of Merchants. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder would otherwise be entitled by the Bid price of a share of Merchants Common Stock as published in the Milwaukee Journal Sentinel on the first business day following the date the Federal Reserve Board issues an order approving consummation of the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall notify Merchants and Merchants shall make available such amounts to such holders of such fractional share interests subject to and in accordance with the terms of the Merger Agreement, as relevant.

     Any portion of the Exchange Fund which remains undistributed to the shareholders of Pyramid for six months after the Effective Time shall be delivered to Merchants, upon demand, and any shareholders of Pyramid who have not theretofore complied with the procedures described above shall thereafter look only to Merchants for payment of their claim for Merchants Common Stock, any cash in lieu of fractional shares of Merchants Common Stock and any dividends or distributions with respect to Merchants Common Stock.

     Neither Merchants nor Pyramid shall be liable to any holder of shares of Pyramid Common Stock for any such shares of Pyramid Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

     Merchants shall be entitled to deduct and withhold from any cash consideration payable pursuant to the Merger Agreement to any holder of shares of Pyramid Common Stock such amounts as Merchants is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law.

     At the Effective Time the stock transfer books of Pyramid shall be closed, and there shall be no further registration of transfers of shares of Pyramid Common Stock, thereafter on said record books. From and after the Effective Time, the holders of certificates of Pyramid Common Stock shall cease to have any rights with respect to such shares of Pyramid Common Stock except as otherwise provided in the Merger Agreement, or by law. On or after the Effective Time, any certificate of Pyramid Common Stock presented to the Exchange Agent or Merchants for any reason shall be converted into shares of Merchants Common Stock in accordance with the terms of the Merger Agreement as described above.

     Persons who hold Merchants Common Stock prior to the Merger will not need to exchange their existing certificates representing shares of Merchants Common Stock for new stock certificates.

Description of Merchants Common Stock Issuable in the Merger

     The following description of Merchants Common Stock issuable in the Merger is a summary and is qualified in its entirety by reference to the terms of such security, which is incorporated by reference herein and is set forth in full in Merchants Amended Articles of Incorporation (the "Merchants Articles"). The description set forth below is subject in all respects to the WBCL and the Merchants Articles.

     Firstar Trust Company is the transfer agent and registrar for all outstanding Merchants Common Stock.

     THE FOLLOWING DESCRIPTION OF MERCHANTS COMMON STOCK SHOULD BE READ CAREFULLY BY PYRAMID SHAREHOLDERS SINCE, AT THE EFFECTIVE TIME, EACH ISSUED AND OUTSTANDING SHARE OF PYRAMID COMMON STOCK WILL BE CONVERTED INTO THE RIGHT TO RECEIVE SHARES OF MERCHANTS COMMON STOCK AT THE EXCHANGE RATIO.

     General. Merchants has one class of common stock, the Merchants Common Stock. Of the 6,000,000 shares of Merchants Common Stock authorized, 1,489,754 shares were outstanding as of the Record Date, exclusive of shares held in its treasury. The Merchants Articles do not provide authorization for the issuance of preferred stock.

     Dividend Rights. Dividends on Merchants Common Stock will be payable out of the assets of Merchants legally available therefor as, if and when declared by the Merchants Board of Directors. No share of Merchants Common Stock is entitled to any preferential treatment with respect to dividends.

     Voting Rights. Each holder of Merchants Common Stock will be entitled at each shareholders' meeting of Merchants, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of Merchants Common Stock registered in his or her name on the stock transfer books of Merchants. Such voting rights are not cumulative.

     Rights Upon Liquidation. In the event of liquidation, dissolution or winding up of Merchants, whether voluntary or involuntary, the holders of Merchants Common Stock will be entitled to receive all assets of Merchants remaining for distribution to its shareholders, on a pro rata basis. Since Merchants has no preferred stock, the rights of holders of Merchants Common Stock to receive dividends or payment in the event of liquidation or dissolution are not subject to prior satisfaction of the rights of any other shareholders.

     Miscellaneous. Shares of Merchants Common Stock are not convertible into shares of any other class of capital stock. Shares of Merchants Common Stock are not entitled to any preemptive or subscription rights. The issued and outstanding shares of Merchants Common Stock are fully paid and nonassessable (except as otherwise provided under the WBCL).

Comparison of Shareholder Rights

     The following is a summary of material differences between the rights of holders of Pyramid Common Stock and Merchants Common Stock. As Pyramid and Merchants are both incorporated under the laws of the State of Wisconsin, rights of shareholders are substantially similar. Differences in the rights of shareholders of Pyramid and Merchants arise from differences between the provisions of the Merchants Articles and By-laws and those of Pyramid. Shareholders of Pyramid, whose rights are governed by Pyramid's Articles of Incorporation, By-laws and the WBCL will, on consummation of the Merger, become shareholders of Merchants. Their rights as Merchants shareholders will then be governed by Merchants' Articles of Incorporation and By-laws and by the WBCL. The following is a summary of the material differences between the rights of shareholders of Pyramid and the rights of shareholders of Merchants.

     Authorized Capital Stock

     Pyramid. Under Pyramid's Articles of Incorporation, the aggregate number of shares which it is authorized to issue is 125,000 shares of one class of common stock, $1.00 par value. All shares of Pyramid Common Stock are identical in rights and have one vote. The holders of Pyramid Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of Pyramid from funds available therefor and upon liquidation are entitled to receive pro rata all assets of Pyramid available for distribution to such holders. Pyramid has no authorized shares of preferred stock and, accordingly, the rights of holders of Pyramid Common Stock to receive dividends or payment in the event of voluntary or involuntary dissolution, liquidation or winding up of Pyramid are not subject to the prior satisfaction of the rights of any other shareholders.

     Merchants. Under Merchants' Articles of Incorporation, Merchants is authorized to issue 6,000,000 shares of common stock, par value $1.00 per share. All shares of Merchants Common Stock are identical in rights and have one vote. For a description of Merchants Common Stock, see "THE MERGER - Description of Merchants Common Stock Issuable in the Merger."

     Required Vote

     Pyramid. Pursuant to the WBCL, the affirmative vote of a majority of the shares of Pyramid Common Stock is required to adopt amendments to the Company's Articles of Incorporation or approve mergers and certain other extraordinary transactions.

     Merchants. Pursuant to the Merchants' Articles of Incorporation, any merger, consolidation of Merchants with one or more other corporations, or any sale, lease or exchange of all or substantially all of the assets of Merchants requires the affirmative vote of at least eighty percent (80%) of the outstanding shares of Merchants. However, the matters described in the preceding sentence require the affirmative vote of a majority of the outstanding shares of Merchants if such matters have the prior approval of a majority of the Board of Directors of Merchants. The foregoing provisions may only be amended by the affirmative vote of not less than eighty percent (80%) of the outstanding shares of Merchants Common Stock unless such amendment was approved in advance by a majority of the Directors of Merchants, in which case the affirmative vote of a majority of the outstanding shares of Merchants Common Stock is required for adoption of the amendments. All other provisions of the Merchants Articles of Incorporation may be amended by the affirmative vote of a majority of the outstanding shares of Merchants Common Stock.

     Classified Board of Directors

     Pyramid. Pursuant to Pyramid's By-laws, Pyramid's Board of Directors is divided into three classes as nearly equal in number as possible, with the Directors in each class serving for staggered three-year terms. Pyramid's Board consists of not less than six (6) nor more than nine (9), as fixed from time to time by the shareholders at each annual meeting. At each annual meeting, the successors to the class of Directors whose term expires at the time of such meeting are elected for three year terms. The affirmative vote of the holders of at least 80% of the voting power of the shares of Pyramid entitled to vote for the election of directors is required to amend or repeal the above provisions of Pyramid's By-laws.

     Pyramid's By-laws provide that no person who has attained the age of seventy-two (72) shall be nominated for election as a director of Pyramid. The present Board of Pyramid consists of six (6) directors.

     Merchants. Pursuant to the Articles of Incorporation of Merchants, the Board of Directors of Merchants is divided into three (3) classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. Merchants' Board consists of not less than eleven
(11) nor more than twenty (20), the exact number to be determined at each annual meeting of shareholders or, within such limits by a majority of the Board of Directors. At each annual meeting of shareholders, the successors of the class whose term expires at the time of such meeting are elected for three-year terms.

     Removal of Directors

     Pyramid. Pursuant to Pyramid's By-laws, any director may be removed from office by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director and any vacancy so created may be filled by the affirmative vote of a majority of such shares.

     Merchants. The By-laws of Merchants provide that any director may be removed from office by the affirmative vote of a majority of the shares outstanding entitled to vote for the election of such director taken at a special meeting of shareholders called for that purpose.

     Newly Created Directorships and Vacancies on the Board of Directors

     Pyramid. Any vacancy created by removal from office of a director may be filled by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of such directors. Any other vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by a majority of the directors then in office.

     Merchants. Pursuant to Merchants' Articles of Incorporation, a majority of the Board of Directors may fill any vacancy on the Board.

     Certain Business Combinations

     Pyramid. Pyramid's Articles of Incorporation and Bylaws do not contain any supermajority voting provisions relating to the approval by holders of Pyramid Common Stock of mergers or other business combinations.

     Merchants. Article XI of Merchants' Articles provides that an affirmative vote of eighty percent (80%) of Merchants' outstanding shares is required to approve any merger or consolidation of Merchants with one or more other corporations or any sale, lease or exchange of all or substantially all of the assets of

Merchants. The 80% voting requirement does not apply if a majority of Merchants Directors approve the transaction prior to the mailing of the notice of the meeting of shareholders at which the matter is to be voted on. In that case, the affirmative vote of a majority of the outstanding shares of Merchants Common Stock is required. The foregoing provision may only be amended, modified or repealed by the affirmative vote of not less than eighty percent (80%) of the outstanding shares of Merchants Common Stock unless such amendment or modification has been approved by the Board of Directors. In that case, the affirmative vote of a majority of the outstanding shares of Merchants Common Stock is required.

Resale of Merchants Common Stock Issued Pursuant to the Merger

     The Merchants Common Stock issued pursuant to the Merger will be registered under the Securities Act and be freely tradeable under the Securities Act except for shares issued to any shareholder of Pyramid who may be deemed to be an "affiliate" of Pyramid for purposes of Rule 145 under the Securities Act. Each affiliate identified by Pyramid will enter into an agreement with Merchants providing that such affiliate will be subject to Rule 145(d) of the Securities Act and shall not transfer any Merchants Common Stock received in the Merger except in compliance with the Securities Act. In order to comply with pooling of interests requirements, such persons shall agree to make no disposition of any shares of Pyramid Common Stock or Merchants Common Stock (or any interests therein) during the period beginning 30 days before the Effective Time and ending when the financial results for at least 30 days of combined operations of Pyramid and Merchants after the Effective Time have been published. This Proxy Statement/Prospectus does not cover resales of Merchants Common Stock received by any person who may be deemed to be an affiliate of Pyramid. The foregoing restrictions are expected to apply to the directors and executive officers of Pyramid.

Pre-merger Dividend Policy

     Pyramid. Pursuant to the Merger Agreement, except for a quarterly dividend commencing in the first calendar quarter of 1999 not to exceed $1.00 per share, Pyramid is prohibited from declaring or paying any dividend on, or making any other distribution in respect of, its outstanding shares of capital stock without the prior written consent of Merchants. Pyramid does not anticipate paying any other dividends on shares of the Pyramid Common Stock prior to the Effective Time.

     Merchants. Merchants expects to continue to declare, until the Effective Time, its regularly scheduled dividends.

Post-merger Dividend Policy

     It is the current intention of the Board of Directors of Merchants to continue to declare cash dividends on the Merchants Common Stock following the Merger. The dividend is currently in the amount of $0.15 per quarter or $0.60 per year, in each case per share. Shareholders should note that future dividends will be determined by the Merchants Board of Directors in light of the earnings and financial condition of Merchants and its subsidiaries and other factors, including applicable governmental regulations and policies. In that regard, Merchants is a legal entity separate and distinct from its banking and non-banking subsidiaries, and the principal sources of Merchants' income are dividends and interests form such subsidiaries. The payment of dividends by Merchants' banking subsidiaries is subject to certain restrictions under applicable governmental regulations.

Conduct of Business Pending the Merger

     Pursuant to the Merger Agreement, Pyramid has agreed to carry on its business, and the business of its subsidiaries, in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement, subject to certain covenants and other agreements agreed to by Pyramid in the Merger Agreement. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT - Certain Covenants."

Certain Material Federal Income Tax Consequences

     Merchants and Pyramid have received an opinion of Davis & Kuelthau, S.C., Counsel for Merchants that the Merger will qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code and that each of Merchants and Pyramid will be a party to such reorganization within the meaning of Section 368(b) of the Code. Accordingly, Pyramid, Merchants and Merger Corp. will recognize no gain or loss for federal income tax purposes as a result of the Merger and no gain or loss will be recognized by any holder of Pyramid Common Stock upon receipt of Merchants Common Stock pursuant to the Merger (except upon the receipt of cash in lieu of fractional shares of Merchants Common Stock). The Internal Revenue Service ("Service") has not been asked to rule upon the tax consequences of the Merger and such request will not be made. The opinion of Davis & Kuelthau, S.C. is based entirely upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the Service, an opinion of an advisor is not binding on the Service and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Service.

EACH SHAREHOLDER OF PYRAMID IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

     Based upon the opinion of Davis & Kuelthau, S.C. which in turn is based upon various representations and subject to various assumptions and qualifications, the following federal income tax consequences to the shareholders of Pyramid will result from the Merger:

          (i) Provided that the Merger of Pyramid with and into Merger Corp. qualifies as a statutory merger under applicable law, the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and Pyramid, Merchants and Merger Corp. will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code for purposes of this reorganization.

          (ii) No gain or loss will be recognized by the holders of Pyramid Common Stock upon the exchange of Pyramid Common Stock solely for Merchants Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares of Merchants Common Stock.

          (iii) A Pyramid shareholder's aggregate basis in the Merchants Common Stock received in the Merger will be the same as the aggregate basis of Pyramid Common Stock exchanged therefor.

          (iv) The holding period of the Merchants Common Stock received by a holder of Pyramid Common Stock pursuant to the Merger will include the period during which Pyramid Common Stock exchanged therefor was held, provided that the Pyramid Common Stock surrendered was held as a capital asset as of the time of the Merger.

          (v) The receipt by a holder of Pyramid Common Stock of cash in lieu of a fractional share of Merchants Common Stock will be treated as if he or she received such fractional share from Merchants and then had it redeemed for cash. Such receipt of cash will be treated under Section 302(b)(1) of the Code as full payment in exchange for the fractional share.

     The foregoing is only a general description of certain material federal income tax consequences of the Merger for holders of Pyramid Common Stock who are citizens or residents of the United States and who hold their shares as capital assets, without regard to the particular facts and circumstances of the tax situation of each holder of the Pyramid Common Stock. It does not discuss all of the consequences that may be relevant to holders of Pyramid Common Stock entitled to special treatment under the Code (such as insurance companies, financial institutions, dealers in securities, tax-exempt organizations or foreign persons). The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself. No information is provided herein with respect to the application and effect of state, local and foreign tax laws and the possible effects of changes in federal laws or other tax laws.

Anticipated Accounting Treatment

     The business combination resulting from the Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Merchants and Pyramid will be carried forward to the combined corporation at their recorded amounts; income of the combined corporation will include income of Merchants and Pyramid for the entire fiscal year in which the combination occurs.

     The Merger Agreement provides that a condition to the consummation of the Merger is the receipt of the opinion of the independent public accountants of Merchants to the effect that the Merger qualifies for "pooling of interests" accounting treatment. However, Merchants may waive this condition and consummate the Merger even if the transaction does not qualify for pooling of interests accounting.

Dissenters' Rights

     Under the provisions of Subchapter XIII of the WBCL, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit D and which provisions are incorporated herein by reference, any holder of record or beneficial holder of Pyramid Common Stock has the right to dissent from the Merger and demand payment of the "fair value" of his or her shares in cash as determined pursuant to Subchapter XIII of the WBCL ("Dissenters' Rights"). Set forth below is a summary of the procedures relating to the exercise of Dissenters' Rights. This summary does not purport to be a complete statement of the provisions of Subchapter XIII of the WBCL and shareholders wishing to dissent from the Merger are urged to review Exhibit D in its entirety.

     Any shareholder who wishes to assert Dissenters' Rights must deliver a written notice of his or her intent to exercise such right to Pyramid Bancorp., Inc., 101 Falls Road, Grafton, Wisconsin, 53024, Attention: Mr. Thomas Sheehan, President, before the vote on the Merger Agreement is taken at the Special Meeting. A PROXY OR VOTE AGAINST THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE

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



REGARDED AS A WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

     Furthermore, a Pyramid shareholder wishing to assert Dissenters' Rights may not vote his or her shares in favor of the Merger.

     A record holder of Pyramid Common Stock may assert Dissenters' Rights as to fewer than all shares registered in that shareholder's name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies Pyramid in writing of the name and address of each person on whose behalf the shareholder asserts such Dissenters' Rights.

     A beneficial shareholder may assert Dissenters' Rights as to shares held on the shareholder's behalf only if, in addition to meeting the other requirements to dissent, the beneficial shareholder (i) submits to Pyramid the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts Dissenters' Rights and (ii) asserts Dissenters' Rights with respect to all shares of which the shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

     If the Merger Agreement is approved by the requisite vote of holders of Pyramid Common Stock, Pyramid is required to send a notice (the "Dissenters' Notice") to all dissenting shareholders containing payment demand and stock certificate surrender information (the "Payment Demand") within 10 days after such approval. The return date (the "Payment Demand Date") specified by Pyramid for receiving the Payment Demand from dissenting shareholders may not be less than 30 nor more than 60 days after the date on which the Dissenters' Notice was first sent. Upon receipt of the Dissenters' Notice, each dissenting shareholder must return his payment demand and Certificate for Pyramid Common Stock no later than the Payment Demand Date as provided in the Dissenters' Notice and certify whether he or she acquired beneficial ownership of the shares prior to the first public announcement of the terms of the Merger on March 10, 1999. A Payment Demand may not be withdrawn without Pyramid's consent.

     If the Merger is effectuated, Merchants upon such effectuation, will pay each dissenting shareholder who properly complied with the statutory requirements of Subchapter XIII of the WBCL, the amount that Merchants estimates to be the fair value of such dissenting shareholder's shares, plus accrued interest from the Effective Time; provided that, with respect to shares acquired after the first public announcement of the Merger, Merchants may elect to withhold payment until either such shareholder accepts Merchants offer of fair value or a court determines the fair value of such shares.

     If the Merger is not effectuated within 60 days of the Payment Demand Date, Pyramid will return all deposited certificates to dissenting shareholders. If the Merger is thereafter effected, Pyramid will send a new Dissenters' Notice within 10 days of effecting the Merger and repeat the payment demand procedure described above.

     If any dissenting shareholder is dissatisfied with Merchants' determination of "fair value," such dissenting shareholder may notify Merchants in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder must assert this right within 30 days after Merchants makes or offers payment for his or her shares or the right is waived. Merchants may either accept such dissenting shareholder's estimate of fair value or commence a proceeding in the Wisconsin Circuit Court of Ozaukee County to determine the fair value of the shares of all dissenting shareholders whose own estimates of fair value are not accepted by Merchants.

     Shareholders of Pyramid considering exercising dissenters' rights should bear in mind that the "fair value" to be paid for their Pyramid stock is defined under Section 180.1301 of the WBCL as "... the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable."

     In the event any holder of Pyramid Common Stock fails to perfect his or her rights to dissent by failing to comply strictly with the applicable statutory requirements of Subchapter XIII of the WBCL, he or she will be bound by the terms of the Merger Agreement and will not be entitled to payment for his or her shares under Subchapter XIII of the WBCL. ANY HOLDER OF PYRAMID COMMON STOCK WHO WISHES TO OBJECT TO THE TRANSACTION AND DEMAND PAYMENT IN CASH FOR HIS OR HER SHARES SHOULD CONSIDER CONSULTING HIS OR HER OWN LEGAL ADVISOR.

     Because an executed proxy relating to Pyramid Common Stock on which no voting direction is made will be voted at the Special Meeting in favor of the Merger, a dissenting shareholder who wishes to have his or her shares of Pyramid Common Stock represented by Proxy at the Special Meeting but preserve his or her dissenters' rights must mark his or her proxy either to vote against the Merger or to abstain form voting thereon, in addition to the foregoing requirements.

The Voting Agreement

     Pursuant to the Voting Agreement, attached hereto as Exhibit B, the execution of which was a condition to Merchants entering into the Merger Agreement, the directors of Pyramid have agreed to vote their shares (i) in favor of the adoption and approval of the Merger Agreement and the Merger and
(ii) against any Competing Transaction. The Voting Agreement also provides that Merchants has the exclusive right to purchase any or all of the shares of Pyramid Common Stock owned by the directors for $250 per share, payable in cash, subject to any necessary regulatory approval, after a material breach of the Merger Agreement by Pyramid or any events or circumstances that lead Merchants reasonably to believe that Pyramid is likely to materially breach the Merger Agreement, or a breach by any director of the Voting Agreement. The purchase right is not exercisable as of the date hereof. The purchase price per share under the Voting Agreement equaled approximately 73% of the value of Pyramid Common Stock based upon the trading price of Merchants Common Stock at the date that the Voting Agreement was requested by Merchants. See "CERTAIN PROVISIONS OF THE VOTING AGREEMENT."

     Anti-Takeover Effect of the Voting Agreement. The Voting Agreement may have the effect of discouraging persons who might now or in the future be interested in acquiring all of or a significant interest in Pyramid from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for Pyramid's Common Stock than the price per share implicit in the Exchange Ratio. Certain attempts to acquire Pyramid would trigger Merchants' right to purchase such shares and to receive any premium offered to the directors of Pyramid.

Other Related Party Transactions

     In the ordinary course of conducting their banking and financial service businesses, each of Merchants, Pyramid and their respective subsidiaries, may do business and engage in banking transaction with the other party and its subsidiaries, which may include, but not be limited to, interests or participation in loans and interbank advances.

Management after the Merger

     In the Merger, Pyramid will be merged into Merger Corp. and the separate corporate existence of Pyramid will cease. Merchants will thereby acquire control of the Bank through Merger Corp.

     The officers and directors of Merger Corp. prior to the Merger will continue as officers and directors of the surviving corporation. The directors of the Bank prior to the Effective Time will continue as directors after the Effective Time until their successors shall have been duly elected and qualified.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, which is attached as Exhibits A and A-1 to this Proxy
Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

The Merger

     The Merger Agreement provides that, following the approval of the Merger Agreement by the shareholders of Pyramid and the satisfaction or waiver of the other conditions to the Merger, Pyramid will be merged with and into Merger Corp. If the Merger Agreement is approved by the shareholders of Pyramid, the Merger will become effective upon the Effective Time.

     At the Effective Time, pursuant to the Merger Agreement, each outstanding share of Pyramid Common Stock will be converted into the right to receive 9 shares of Merchants' Common Stock, subject to renegotiation of the Exchange Ratio if the Daily Average Price (as defined above) of Merchants Common Stock is less than $36 or greater than $44. See "THE MERGER-Merger Consideration." With regard to the treatment of fractional share interests, see "The MERGER - Conversion of Shares; Procedure for Exchange of Certificates; Fractional Shares."

Representations and Warranties

     The Merger Agreement contains customary representations and warranties relating to, among other things, (i) each of Merchants' and Pyramid's and their respective subsidiaries' organization and similar corporate matters; (ii) each of Merchants' and Pyramid's capital structure; (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and other related matters; (iv) documents filed by Merchants with the Commission and with the Federal Reserve Board and state banking authorities and the accuracy of information contained therein; (v) the accuracy of information supplied by each of Merchants and Pyramid in connection with the Registration Statement and this Proxy Statement/Prospectus; (vi) compliance with laws including employment and lending laws; (vii) no material pending or threatened litigation except as otherwise disclosed by Merchants and Pyramid; (viii) filing of tax returns and payment of taxes; (ix) certain material contracts and contracts relating to certain employment, consulting and benefits matters of Pyramid; (x) retirement and other employee plans and matters of Pyramid relating to ERISA; (xi) the absence of any burdensome contracts, agreements or restrictions; (xii) the absence of certain material changes or events since December 31, 1997, relating to the incurrence of a material adverse effect in the business operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities) of Merchants or its subsidiaries, taken as a whole, and Pyramid or its subsidiaries, taken as a whole; (xiii) maintenance of books of account and accounting controls, loan documentation and disclosure; (xiv) no action taken that would prevent using the "pooling of interests" method to account for the Merger or which would prevent the Merger from qualifying as a tax-free reorganization under the Code; (xv) certain environmental matters relating to the properties of Pyramid; (xvi) good title to the properties of Pyramid and its subsidiaries, free of liens except as specified; and (xvii) certain insurance matters.

Certain Covenants

     Pursuant to the Merger Agreement, Merchants and Pyramid have each agreed that prior to the Effective Time (and unless the prior written consent of the other shall have been obtained) each of them and their respective subsidiaries will operate their respective businesses in a manner that does not violate any law. In addition, Pyramid has agreed that prior to the Effective Time, Pyramid will not propose or adopt any amendments to its corporate charter or bylaws in any way materially adverse to Merchants.

     Pursuant to the Merger Agreement, Merchants and Pyramid have each agreed that prior to the Effective Time (and unless the prior written consent of Merchants shall have been obtained) Pyramid and its subsidiaries will ((i) carry on business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable efforts to preserve intact their business organization and assets (and all rights associated therewith), (iii) use reasonable efforts to maintain and keep their properties in good repair and condition, (iv) use reasonable efforts to keep all insurance and bonds in full force and effect, (v) perform in all material respects all obligations under all material contracts, leases and documents relating to or affecting the assets, properties and business of Pyramid and its subsidiaries, (vi) purchase and sell securities in accordance with agreed upon guidelines, (vii) maintain as of the date on which all conditions have been met and until the Effective Time, a loan loss reserve of not less than 1.2% of period ending loans, (viii) fully expense on its financial statement all expenses payable as a result of the consummation of the Merger (ix) obtain an independent audit of its financial statements for the year ended December 31, 1998; and (x) comply with and perform in all material respects all obligations and duties imposed by all applicable laws. Pyramid has also agreed that prior to the Effective Time (and unless the prior written consent of Merchants shall have been obtained), neither Pyramid nor its subsidiaries will: (i) grant any increase in compensation or bonuses (other than as specified in the Merger Agreement) or retirement benefits to any employee or otherwise adopt, enter into, amend or modify any employee benefit plan, or enter into or amend any employment, severance or similar agreement with any director or officer (other than as is consistent with the normal policy of Pyramid); (ii) except for quarterly dividends commencing in the first calendar quarter of 1999 not to exceed $1.00 per share, declare or pay any dividend on its outstanding shares of capital stock; (iii) redeem, purchase or otherwise acquire any shares of Pyramid capital stock; (iv) merge or consolidate with or into any other corporation or bank; (v) purchase or otherwise acquire any assets or stock of any corporation, bank or other business; (vi) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of business consistent with past practice; (vii) split, combine or reclassify any of the capital stock of Pyramid or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (viii) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of Pyramid Common Stock or any rights, warrants or options to acquire, any such shares; (ix) purchase any shares of Merchants Common Stock (except in a fiduciary capacity for the account of its customers; (x) change any of its methods of accounting, or methods of reporting income or deductions for federal income tax purposes, in effect at December 31, 1997, except as may be required by law or generally accepted accounting principles; (xi) change any lending, investment, liability management or other material policies concerning the business or operations of Pyramid or any subsidiary in any material respect;
(xii) organize any new subsidiaries or enter into any new non-bank line of business or make any material changes in its operations; (xiii) take any action which is or is reasonably likely to adversely affect the ability of Merchants or Merger Corp. to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby, adversely affect Pyramid's ability to perform its covenants and agreements under the Merger Agreement or result in any of the conditions to the Merger not being satisfied; (xiv) incur or assume any material obligation or liability, or make any loan (excluding loan renewals of a loan not then classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by Pyramid, the Bank or banking regulators) or investment (excluding U.S. Treasury Securities) in any amount greater than $100,000; (xv) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person or entity;
(xvi) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon, except (A) liabilities and obligations incurred in the ordinary course of business consistent with past practices and in amounts not material to Pyramid or its subsidiaries taken as a whole, and (B) as may be required under existing agreements to which Pyramid or any subsidiary is a party; (xvii) acquire assets (including equipment)or securities in excess of $25,000 in the aggregate (excluding loans to customer and investments permitted above); (xviii) enter into any other contract or agreement involving annual payments by Pyramid or a subsidiary or the other party or parties thereto in excess of $20,000; (xix) pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices and in no event with a value in excess of $20,000 individually; (xx) settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000 or in any manner which would restrict in any material respect the operations or business of Pyramid or its subsidiaries;
(xxi) purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer; or xxii) take any action or fail to take any action which individually or in the aggregate can be expected to have a material adverse effect (as defined in the Merger Agreement) or Pyramid on its subsidiaries, taken as whole.

No Solicitation of Transactions

     The Merger Agreement provides that Pyramid and its respective subsidiaries will not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Competing Transaction or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action. Pyramid must promptly notify Merchants orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters. Notwithstanding the foregoing, the Board of Directors of Pyramid is not prohibited from (i) furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish information to any party that requests information as to Pyramid if the Board of Directors of Pyramid, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of Pyramid to comply with its fiduciary duties to shareholders imposed by law, and if prior to furnishing such information to such party, Pyramid receives from such party an executed confidentiality agreement in reasonably customary form.

     For purposes of the Merger Agreement, a "Competing Transaction" shall mean any of the following involving Pyramid or any of Pyramid's subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of assets in a single transaction or series of transactions, excluding from the calculation of such percentage any such transactions undertaken in the ordinary course of business and consistent with past practice; (iii) any sale of 10% or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock); (iv) any tender offer or exchange offer for 10% or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by Pyramid's shareholders of the

Merger; (vi) the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the BHC Act or the Change in Bank Control Act with respect to Pyramid or its subsidiaries; (vii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 10% or more of the then outstanding shares of capital stock; or (viii) any public announcement of a proposal, plan or intention to do any of the foregoing.

Conditions to Consummation of the Merger

     The respective obligations of each party to effect the Merger is subject to various conditions which include, in addition to other customary closing conditions, the following: (i) the Merger shall have been approved by the holders of Pyramid Common Stock; (ii) the Registration Statement shall have been declared effective by the Commission under the Securities Act (and no stop order suspending the effectiveness of the Registration Statement shall have been issued) and Merchants shall also have received all other federal and state securities permits and authorizations necessary to issue Merchants Common Stock pursuant to the Merger Agreement; (iii) the Merger shall have been approved by the Federal Reserve Board and the DFI, which approvals shall not contain any condition which is not reasonably satisfactory to Merchants or Pyramid and any waiting periods with respect to the Merger shall have expired; and (iv) there shall not be any injunction or restraining order preventing the consummation of the Merger in effect.

     In addition, Merchants' or Pyramid's respective obligation to effect the Merger is subject to one or more of the following additional conditions (any of which may be waived by such party): (i) the representations and warranties of the other party to the Merger Agreement shall be true and correct in all material respects and the other party shall have performed in all material respects all agreements and covenants required to be performed by it under the Merger Agreement and any agreements entered into in connection therewith, and the other party shall have obtained all material consents and approvals required to consummate the Merger; (ii) there shall not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (a) challenging or seeking material damages in connection with the Merger or the conversion of Pyramid Common Stock into Merchants Common Stock pursuant to the Merger, or (b) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Merchants or is subsidiaries of all or any portion of the business or assets of Pyramid or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either Pyramid and its subsidiaries, taken as a whole, or Merchants and its subsidiaries, taken as a whole; (iii) the parties shall have received the opinion of independent counsel to Merchants that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code (see "The MERGER - Certain Material Federal Income Tax Consequences," above); (iv) Merchants shall have received an opinion from Ernst & Young, LLP to the effect that the Merger qualifies for "pooling of interests" accounting treatment; (v) the aggregate of
(a) fractional share interests in Merchants Common Stock to be paid in cash pursuant to the Merger Agreement and (b) the number of shares of Merchants Common Stock which would have been issuable pursuant to the Merger Agreement that will not be issued due to the exercise of dissenters' rights is not more than 10% of the maximum aggregate number of shares of Merchants Common Stock which could be issuable as a result of the Merger; (vi) Merchants and Pyramid shall have received the opinion of counsel regarding certain issues under the Securities Act and the WBCL; (vii) Merchants shall have received from each affiliate of Pyramid a signed letter regarding certain restrictions on the resale of Merchants Common Stock under Rule 145 of the Securities Act; (viii) Merchants shall have received from Ernst & Young LLP "Comfort Letters" dated as of the date of mailing of the Proxy Statement/Prospectus and the Closing Date, covering matters customary in transactions such as the Merger; (ix) Merchants shall have received from the Directors of Pyramid the Voting Agreement discussed. See "CERTAIN PROVISIONS OF THE VOTING AGREEMENT."

Termination

     The Merger Agreement may be terminated at any time prior to the Effective Time by the applicable Board of Directors, whether before or after approval of the matters presented in connection with the Merger by the shareholders of
Pyramid: (i) by mutual consent of Merchants and Pyramid; (ii) by either Pyramid or Merchants (x) if there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of Pyramid, on the one hand, or Merchants, on the other hand, respectively set forth in the Merger Agreement, or (y) if any representation or warranty of Pyramid, on the one hand, or Merchants on the other hand, respectively, shall be discovered to have become untrue in any material respect, in either case which breach or other condition has not been cured within 10 business days following receipt by the non-terminating party of notice of such breach or other condition (provided that he Merger Agreement may not be terminated by the breaching party or party making any representation or warranty which shall have become untrue in any material respect); (iii) by either Merchants or Pyramid if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable; (iv) by either Merchants or Pyramid if the Federal Reserve Board or the DFI denied approval of the Merger and neither Merchants nor Pyramid has, within 30 days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law; (v) by either Merchants or Pyramid if the Merger has not been consummated by December 31, 1999 for a reason other than the failure of the terminating party to comply with its obligations under the Merger Agreement; or (vi) by either Merchants or Pyramid if the required approval of the shareholders of Pyramid has not been obtained.

     In the event of termination of the Merger Agreement by either Pyramid or Merchants, other than as a result of a material breach by the non-terminating party, each party will pay its own expenses and the Merger Agreement will become void and there will be no liability or obligation on the part of Merchants or Pyramid other than under certain specified provisions of the Merger Agreement dealing with confidential treatment of non-public information. In the event of termination of the Merger Agreement by a material breach, in addition to other remedies at law or equity for breach, the party to have breached will reimburse the non-breaching parties their expenses under the Merger Agreement.

Amendment and Waiver

     The Merger Agreement may be amended at any time prior to the Effective Time by action taken or authorized by the respective Boards of Directors of Merchants and Pyramid (except that after the Merger Agreement shall have been approved by the shareholders of Pyramid, no amendment may be entered into which would reduce the amount or change the consideration into which each share of Pyramid Common Stock shall be converted upon consummation of the Merger without further shareholder approval). At any time prior to the Effective Time the parties may extend the time for the performance of any of the obligations or other acts of the other party hereto, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Expenses

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense (except that the parties shall share equally in the expense of printing and reproducing for filing the

Registration Statement and this Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Merger Agreement), except if the Merger Agreement is terminated due to the breach of the Merger Agreement by either party thereto, then, in addition to other remedies at law or equity for breach of the Merger Agreement, the party so found to have breached the Merger Agreement shall indemnify the other parties for their respective expenses.

Break-Up Fee

     Provided that Merchants has not breached in any material respect its obligations under the Merger Agreement, Pyramid is obligated to pay to Merchants a fee ("Break-Up Fee") equal to the lesser of 1.5% of the value of the Exchange Fund (as defined in the Merger Agreement) or $400,000. The Break-Up Fee is payable to Merchants if (A) the Board of Directors of Pyramid (i) withdraws, modifies or amends its approval or recommendation of the Merger Agreement; (ii) does not at the appropriate time recommend that the shareholders of Pyramid vote in favor of the Merger Agreement or withdraws or modifies such recommendation or
(iii) does not include such voting recommendation in the Proxy Statement/Prospectus or (B) Pyramid initiates, solicits or encourages or takes any other action to lead to any Competing Transaction see "CERTAIN PROVISIONS OF THE MERGER AGREEMENT - No Solicitation of Transactions."

     Provided that Pyramid has not breached in any material respect its obligations under the Merger Agreement, Merchants is obligated to pay to Pyramid the Break-Up Fee if the Board of Directors of Merchants withdraws, modifies or amends in any respect its approval of the Merger Agreement.

                   CERTAIN PROVISIONS OF THE VOTING AGREEMENT

     The following is a brief summary of certain provisions of the Voting Agreement, which is attached as Exhibit B to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary is qualified in its entirety by reference to the Voting Agreement.

     Merchants has entered into the Voting Agreement with Directors of Pyramid and related parties ("directors"). The directors hold 13,312 shares representing approximately 19.3 of the total voting power of Pyramid Common Stock. The Voting Agreement provides that the directors, in consideration of the substantial expenses incurred by Merchants in connection with the Merger Agreement and as a condition to Merchants entering into the Merger Agreement, shall vote or cause to be voted or express a written consent with respect to all of such director's shares:

          (a) in favor of adoption and approval of the Merger Agreement and the Merger at every meeting of shareholders of Pyramid at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto, and

          (b) against any other Competing Transaction at every meeting of shareholders of Pyramid at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

     The Voting Agreement also provides that Merchants has the exclusive right to purchase any and all of the shares of Pyramid Common Stock owned by each director for $250.00 per share, payable in cash, subject to any necessary regulatory approval, after a material breach of the Merger Agreement by Pyramid or any events or circumstances that lead Merchants reasonably to believe that Pyramid is likely to materially breach the Merger Agreement or a breach by a director of the Voting Agreement. The purchase right is not exercisable as of the date hereof. The purchase price per share under the Voting Agreement equaled approximately 73% of the value of Pyramid Common Stock based upon the trading price of Merchants Common Stock at the date that the Voting Agreement was requested by Merchants.

     The Voting Agreement also provides that:

          (a) Each of the directors agrees that such director will not, nor will such director permit any entity under such director's control, to deposit any of such director's shares in a voting trust or subject any of their shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the Voting Agreement.

          (b) During the term of the Voting Agreement, each director agrees not to sell, assign, transfer or dispose (except by means of certain gifts) of such director's shares.

     The Voting Agreement shall terminate upon the earlier of (a) the Effective Time of the Merger and (b) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities under the Voting Agreement; provided that termination shall not relieve any party from liability for any breach of the Voting Agreement prior to such termination.

     The Voting Agreement binds the actions of the signatories thereto only in their capacity as shareholders of Pyramid, and such shareholders/directors of Pyramid were not and could not be contractually bound to abrogate their fiduciary duties as directors of Pyramid. Accordingly, while such shareholders/directors are, under the Voting Agreement, contractually bound to vote as a shareholder in favor of the Merger and against a Competing Transaction should one be presented, their fiduciary duties as directors nevertheless require them to act, in their capacity as directors, in the best interests of Pyramid when they decided to approve and adopt the Merger Agreement. In addition, such shareholders/directors will continue to be bound by their fiduciary duties as directors of Pyramid with respect to any decisions they may take in connection with the Merger or otherwise.

                    CERTAIN INFORMATION CONCERNING MERCHANTS

     Merchants is a registered bank holding company pursuant to the BHC Act. It was incorporated in Wisconsin in 1982 and pursuant to permission from the Federal Reserve Board acquired Lincoln State Bank, Milwaukee, Wisconsin and Franklin State Bank, Franklin, Wisconsin. In 1993 Merchants acquired Lincoln Savings Bank which was renamed Lincoln Community Bank. The three subsidiary banks operate a total of seventeen facilities in Milwaukee and Waukesha Counties. In addition, to the three banks, Merchants owns and operates three non-bank subsidiaries, Lincoln Neighborhood Redevelopment Corporation, which was organized to redevelop and rejuvenate certain areas of the City of Milwaukee; M&M Services, Inc. which provides operational services to the subsidiary banks and Achieve Mortgage Corporation, which is a mortgage brokerage firm. Merchants provides advice and specialized services to its bank and nonbank subsidiaries in various areas including auditing, data processing, marketing/advertising, investments, personnel services and other financial services closely related to banking. The respective Boards of Directors and officers of the subsidiaries retain overall control of and responsibility for their organizations.

     As of June 30, 1999, Merchants had consolidated assets of $344 million and the subsidiary banks had deposits of $298 million.

     Merchants, through its subsidiaries, provides a complete range of retail banking services to individuals and small-to-medium-size businesses. These services include checking and savings accounts, NOW, Super NOW and money market deposit accounts, business loans, personal loans, residential and condominium mortgage loans, loans for education, MasterCard, VISA and other consumer-oriented financial services, including IRA and Keogh accounts, safe deposit and night depository facilities. Automated teller machines, which provide 24 hour banking services to customers of Merchants have been installed in many locations in the Merchants service areas. Among the services designed specifically to meet the needs of small-and medium-size businesses are various types of specialized financing, cash management services and transfer/collection facilities.

     The Merchants subsidiaries provide lending, depository and related financial services to commercial, industrial, financial and governmental customers. In the lending area, these include term loans, revolving credit arrangements, letters of credit, inventory and accounts receivable financing and real estate construction lending.

     Additional emphasis is given to non-credit services for commercial customers, such as advice and assistance in the placement of securities, corporate cash management and financial planning. Merchants subsidiaries make available check clearing, safekeeping, loan participation, lines of credit, portfolio analyses, data processing and other services.

         Achieve Mortgage Corporation provides certain mortgage banking services including the origination, underwriting, closing, and the temporary warehousing of mortgage loans and the sale of loans to investors. The primary focus is on one-to-four-family residential and multi-family properties, all of which mortgage loans are saleable into the secondary mortgage market.

     Merchants and the Merchants subsidiaries are not dependent upon a single or a few customers, the loss of which would have a material adverse effect on Merchants. No material portion of Merchants or Merchants subsidiaries' business is seasonal.

     At December 31, 1998 Merchants and its subsidiaries, as a group, employed 141 full-time and 55 part-time employees.

                     CERTAIN INFORMATION CONCERNING PYRAMID

     Pyramid is a bank holding company incorporated under the laws of the State of Wisconsin with its principal office in Grafton, Wisconsin. Pyramid owns all the issued and outstanding stock of the Bank, a Wisconsin banking corporation. The Bank owns all the issued and outstanding stock of BGS Investments, Inc., a Nevada corporation ("GBS"). As of June 30, 1999, Pyramid had total assets of approximately $109 million and the bank had deposits of approximately $83 million.

     The Bank is a full service bank serving the banking needs of the city of Grafton and the surrounding Ozaukee County area. The Bank provides commercial banking services and products, including savings and demand deposits, real estate, commercial and consumer loans, collection and safe deposit facilities and other services tailored to meet the needs of the individual and business customer. The Bank owns its main banking premises located at 101 Falls Road, Grafton, Wisconsin. BGS was formed to manage the Bank's investment portfolio.

     The Bank operates an additional facility at the intersection of Pioneer Road and Port Washington Road in the Town of Grafton (the "Pioneer Branch"). The Pioneer Branch operates two inside teller stations and two drive-up windows.

     Pyramid and the Bank are not dependent upon a single or a few customers, the loss of which would have a material adverse effect on Pyramid or the Bank. No material portion of Pyramid's or the Bank's business is seasonal.

     At December 31, 1998, Pyramid and Bank employed approximately 32 full-time and 25 part-time employees.

Ownership of Pyramid Common Stock

     The following table sets forth information regarding the beneficial ownership of Pyramid Common Stock as of the Record Date by each director, certain executive officers, all directors and executive officers of Pyramid as a group and each person who is known by Pyramid to be the beneficial owner of more than 5% of Pyramid Common Stock. Directors and executive officers are deemed to own all shares of Pyramid Common Stock which may be owned in joint tenancy, by a spouse, in the names of minor children or in revocable trusts for which the individual has voting and investment power. The address for each of the directors is the executive offices of Pyramid.

                NAME OF                       NUMBER OF             PERCENT OF
           BENEFICIAL OWNER                    SHARES                 CLASS
Thomas J. Sheehan                              5,351                  7.76

Jerome T. Sarnowski                            1,050                  1.52

Thomas N. Holton                               5,446                  7.90

James Kacmarcik                                  305                  0.44

Richard A. Kranitz                               300                  0.44

Richard Belling                                  860                  1.25

All Directors and executive
officers as a group (6 persons)               13,312                 19.32

James Derse Rev. Trust
c/o General Industries
Investment Corp.
741 N. Milwaukee Street
Milwaukee, WI 53202                            3,957                  5.74

Band & Co., FBO Zaun
Memorial Foundation
c/o Firstar Trust Co.
P. O. Box 2054
Milwaukee, WI   53201                          3,425(1)               4.97

Ralph and Edith Zaun
Rev. Trust
1757 - 12th Ave.
Grafton, WI   53024                             2,965(1)               4.30

(1) To the knowledge of Pyramid, Mr. Ralph Zaun holds shared voting and investment power with regard to these shares.

                                     EXPERTS

     The consolidated financial statements of Merchants incorporated by reference in Merchants and Manufacturers Bancorporation, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon incorporated by reference and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Pyramid as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included in this Proxy Statement/Prospectus and in the registration statement in reliance upon the report of Virchow, Krause & Company, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     Merchants has retained Davis & Kuelthau, S.C. to render an opinion on the federal income tax consequences of the Merger and in connection therewith, Davis & Kuelthau, S.C. has reviewed the discussion herein entitled "THE MERGER - Certain Material Federal Income Tax Consequences." Such opinion has been included in the registration statement in reliance upon the authority of said firm as experts in tax matters.

                                 LEGAL OPINIONS

     The validity of the shares issued in connection with the Merger will be passed upon for Merchants by Davis & Kuelthau, S.C., Milwaukee, Wisconsin. Certain other legal matters in connection with the Merger will be passed upon for Merchants by Davis & Kuelthau, S.C. and for Pyramid by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.

                          FUTURE SHAREHOLDER PROPOSALS

     If the Merger is consummated, shareholders of Pyramid will become shareholders of Merchants. Pursuant to Rule 14a-(8) promulgated under the Exchange Act, Merchants shareholders may present proper proposals for inclusion in Merchants proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals to Merchants in a timely manner. Shareholders of Pyramid who become shareholders of Merchants may present proposals for inclusion in Merchants' proxy statement for its year 2000 Annual Meeting as the 1999 Annual Meeting of Merchants has been held.

                       WHERE YOU CAN FIND MORE INFORMATION

     Merchants is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which Merchants has filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to Merchants and the securities offered hereby. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/ Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     All information concerning Merchants included in this Proxy
Statement/Prospectus has been furnished by Merchants, and all information concerning Pyramid included in this Proxy Statement/Prospectus has been furnished by Pyramid.

     No person is authorized to give any information or make any representation not contained in this Proxy Statement/Prospectus and, if given or made, the information or representation should not be relied upon as having been authorized by Merchants or Pyramid. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities offered hereby, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy in such jurisdiction. Neither the delivery of this Proxy Statement/ Prospectus nor any distribution of the securities to which this Proxy Statement/Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of Merchants or Pyramid since the date of this Proxy Statement/Prospectus.

     The Commission allows us to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that we can disclose information to you by referring you to another document filed separately with the Commission. The information that we incorporate by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents listed below that Merchants has previously filed with the Commission. Those documents contain important information about Merchants and its financial condition.

          a) Merchants' Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

          b) Merchants' Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

          c) Merchants' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

          d) Merchants Notice of Annual Meeting and Proxy Statement dated May 5, 1999.

          Merchants is also incorporating by reference all additional documents that it will file with the Commission between the date of this Proxy Statement/Prospectus and the date of the Special Meeting of the shareholders of Pyramid.

          Documents which Merchants incorporates by reference are available from Merchants without charge, excluding all exhibits unless Merchants has specifically incorporated by reference an exhibit in this Proxy
Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Merchants at the following address:

                Merchants and Manufacturers Bancorporation, Inc.
                           14100 West National Avenue
                              New Berlin, WI 53151
               Attention: Michael J. Murry, Chairman of the Board
                             Telephone (414)827-6700

     If you would like to request documents from Merchants, please do so by , 1999 to receive them before the Special Meeting.

                           FORWARD-LOOKING STATEMENTS

     Cautionary Statement for Purposes of the Private Litigation Reform Act of 1995.

     This Proxy Statement/Prospectus (including information incorporated by reference herein), information included in, or incorporated by reference from future filings by Merchants with the Commission, and information contained in written material, press releases and oral statements issued or made by or on behalf of Merchants or Pyramid contain, or may contain, certain "forward-looking statements" including statements concerning plans, objectives and future events or performance, and other statements which are other than statements of historical fact. Forward looking statements include information concerning possible or assumed future results of operations of Merchants and Pyramid set forth under "THE MERGER-Reasons for the Merger" and "THE MERGER-Opinion of Pyramid Financial Advisor" and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, Merchants and Pyramid claim the protection of the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. It should be understood that the following important factors, in addition to those discussed elsewhere in this document and in the documents incorporated by reference, could affect the future results of Merchants and Pyramid, and could cause those results to differ materially from those expressed in such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: (i) failure to fully realize or to realize within the expected time frame expected cost savings from the Merger; (ii) lower than expected income or revenues following the Merger, or higher than expected operating costs; (iii) a significant increase in competitive pressure in the banking and financial services industry; (iv) business disruption related to the Merger (both before and after completion); (v) greater than expected costs or difficulties related to the integration of the management of Merchants and Pyramid; (vi) litigation costs and delays caused by litigation;
(vii) higher than anticipated costs in completing the Merger; (viii) unanticipated regulatory delays or constraints or changes in the proposed transaction required by regulatory authorities; (ix) reduction in interest margins due to changes in the interest rate environment; (x) poorer than expected general economic conditions, including acquisition and growth opportunities, either nationally or in the states in which the combined company will be doing business; (xi) legislation or regulatory changes which adversely affect the businesses in which the combined company would be engaged; and (xii) other unanticipated occurrences which may delay the consummation of the Merger, increase the costs related to the Merger or decrease the expected financial benefits of the Merger.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant is incorporated under the Wisconsin Business Corporation Law (the "WBCL"). Under Section 180.0851 of the WBCL, the Registrant shall indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding because he or she was a director or officer of the Registrant. In all other cases, the Registrant shall indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of the Registrant; unless liability was incurred because he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 of the WBCL provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director of officer may have under the Registrant's articles of incorporation, bylaws, a written agreement between the director or officer and the Registrant or a resolution of the Board of Directors or adopted by majority vote of the Registrant's shareholders.

         Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections
180.0850 to 18.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

         The Registrant's Articles of Incorporation contain no provisions in relation to the indemnification of directors and officers o the Registrant.

         Under Article X of the Registrant's By-Laws, the Registrant extends rights of indemnification to any person who is made or threatened to be made a party to any action or claim or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, except as to matters in which he or she is finally adjudged to have been guilty of fraud in the performance of his or her duty as such director, officer, employee or agent. Indemnification is provided for expenses and amounts paid in the final disposition of claims, actions, suits or proceedings including settling of such matters. The rights of indemnification under the Registrant's By-Laws are in addition to rights to which such persons may be entitled as a matter of law, agreement, vote of shareholders or otherwise.

         Officers and directors of the Registrant and Registrant's subsidiaries are covered by directors' and officers' liability insurance under which they are insured (subject to certain exceptions and limitations specified in the policy) against expenses and liabilities arising out of proceedings to which they are parties by reason of being or having been directors or officers of Registrant or Registrant's subsidiaries.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      Exhibits


Exhibit No.             Description                                                         Sequential Page No.
-----------             -----------                                                         -------------------



   2(a) Agreement and Plan of Merger dated as of March 9, 1999 among the Registrant, Merchants Merger Corp. and Pyramid
                        Bancorp., Inc., incorporated by reference to Exhibits A and A-1 to the Proxy Statement/Prospectus of the Registrant and Pyramid Bancorp., Inc. (the "Proxy
                        Statement/Prospectus").

   2(b) Voting Agreement dated as of March 9, 1999 among certain shareholders of Pyramid Bancorp., Inc. and the Registrant incorporated by reference to Exhibit B to the Proxy Statement/Prospectus.

   3(a)                 Articles of Incorporation, as amended of Registrant.

   3(b)                 Bylaws, of Registrant incorporated by reference to
                        Exhibit 3.2 of Registrant's Registration Statement on
                        Form S-1 filed on October 2, 1992 SEC File No. 33-53002.

   4                    The Registrant has outstanding certain long term debt.
                        None of such debt exceeds 10% of the total assets of the Registrant and its consolidated subsidiaries. Thus, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

   5 Opinion of Davis & Kuelthau, S.C. regarding legality of issuance of the Registrant's securities.

   8 Opinion of Davis & Kuelthau regarding certain federal income tax matters

   10(a)                The 1996 Incentive Stock Option Plan of the Registrant.

   10(b) Salary Continuation Agreement between Lincoln State Bank and James Bomberg.

   10(c) Employment agreements between Registrant and Conrad Kaminski and between Lincoln State Bank and James Bomberg incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement on Form S-1 filed on October 2, 1992, SEC File No. 33-53002.

                        Employment Agreements between Registrant and Michael
                        J. Murry, James Mroczkowski and John Krawczyk.

                        Employment Agreements between M&M Services, Inc.
                        and Robert Blonski and Gregory Stengel, respectively.

                        Employment Agreement between Achieve Mortgage Corporation and Robert Donaj.

                        Employment Agreement between Grafton State Bank and Thomas Sheehan.

                        Pursuant to Instruction 2 of Item 601 - Exhibits, Employment Agreements between Grafton State Bank and Peter J. Schumacher, Richard Belling and Jefford R. Larson, respectively, are omitted. The terms of such agreements are substantially identical in all material respects to the agreement between Grafton State Bank and Thomas Sheehan.

                        The only material difference between the Sheehan Agreement and the three omitted agreements are reflected in "Position and Duties" and "Base Salary" as follows:

                               Name                  Position                   Base Salary

                        Peter J. Schumacher        Controller                     $48,300
                        Richard L. Belling         V.P.-Mortgages                  67,000
                        Jefford R. Larson          V.P. Commercial                 62,000
                                                   Lending

          21            List of Subsidiaries of the Registrant.
         23(a)          Consent of Ernst & Young, LLP as to the financial
                        statements of the Registrant.
         23(b)          Consent of Davis & Kuelthau, S.C. incorporated by
                        reference to Exhibits 5 and 8.
         23(c)          Consent of Virchow, Krause & Co. LLP as to financial
                        statements of Pyramid Bancorp., Inc.
         23(d)          Consent of Marshall Financial Consulting LLC, financial
                        adviser to Pyramid.

   23(e)                Consent of Michael Best & Friedrich LLC.

   23(f) Rule 438 Consent of three directors of Pyramid who will become directors of Registrant upon completion of the Merger.

   24                   Powers of Attorney.

    All listed Exhibits were previously filed.

(b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.

ITEM 22.  UNDERTAKINGS

(a)(1)   The undersigned Registrant hereby undertakes:

                 (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (x) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (y) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
                           (z) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                 (ii) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

                 (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
                  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective amendment No.1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Berlin, State of Wisconsin, on this 30th day of September, 1999.

                                       MERCHANTS AND MANUFACTURERS
                                       BANCORPORATION, INC.

                                       By:   /s/ Michael J. Murry
                                          --------------------------------------
                                              Michael J. Murry,
                                              Chairman of the Board of Directors

         Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 1 has been signed by the following persons in the capacities and on the dates indicated.

         Signature                                     Title                                             Date
      ----------------                          -------------------                                  ------------
/s/Michael J. Murry                         Chairman of the Board of                                September 30, 1999
-----------------------------------------   Directors (Principal Executive
Michael J. Murry                            Officer)


/s/James Bomberg                            President and a Director                                September 30, 1999
----------------------------------------
James Bomberg

/s/James Mroczkowski                        Vice President, Chief Financial                         September 30, 1999
----------------------------------------    Officer, and Principal Financial
James Mroczkowski                           and Accounting Officer


            *                               Director                                                September 30, 1999
----------------------------------------
J. Michael Bartels

            *                               Director                                                September 30, 1999
----------------------------------------
Duane Cherek

            *                               Director                                                September 30, 1999
----------------------------------------
Robert Donaj

            *                               Director                                                September 30, 1999
----------------------------------------
Thomas Gapinski

            *                               Director                                                September 30, 1999
----------------------------------------
Casimir S. Janiszewski

            *                               Director                                                September 30, 1999
----------------------------------------
David Kaczynski

            *                               Director                                                September 30, 1999
----------------------------------------
Conrad Kaminski

            *                               Director                                                September 30, 1999
----------------------------------------
John Krawczyk

            *                               Director                                                September 30, 1999
----------------------------------------
Nicholas Logarakis

            *                               Director                                                September 30, 1999
----------------------------------------
Longin Prazynski

            *                               Director                                                September 30, 1999
----------------------------------------
Gervaise Rose

            *                               Director                                                September 30, 1999
----------------------------------------
James Sass

            *                               Director                                                September 30, 1999
----------------------------------------
Keith Winters

         *Michael J. Murry hereby signs this registration statement on September 30, 1999 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.

                                                         /s/ Michael J. Murry
                                                     --------------------------
                                                     Michael J. Murry

                                  EXHIBIT INDEX


Exhibit No.                     Description                        Sequential
                                                                     Page No.


    2(a) Agreement and Plan of Merger dated as of March 9, 1999 among the Registrant, Merchants Merger Corp. and Pyramid Bancorp., Inc., incorporated by reference to Exhibits A and A-1 to the Proxy Statement/Prospectus of the Registrant and Pyramid Bancorp., Inc. (the "Proxy Statement/Prospectus").

    2(b) Voting Agreement dated as of March 9, 1999 among certain shareholders of Pyramid Bancorp., Inc. and the Registrant incorporated by reference to Exhibit B to the Proxy Statement/Prospectus.

    3(a)     Articles of Incorporation, as amended of Registrant.

    3(b)     Bylaws, of Registrant incorporated by reference to
             Exhibit 3.2 of Registrant's Registration Statement on Form S-1 filed on October 2, 1992 SEC File No. 33-
             53002.

     4 The Registrant has outstanding certain long term debt. None of such debt exceeds 10% of the total assets of the Registrant and its consolidated subsidiaries. Thus, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

     5 Opinion of Davis & Kuelthau, S.C. regarding legality of issuance of the Registrant's securities.

     8 Opinion of Davis & Kuelthau regarding certain federal income tax matters

    10(a)    The 1996 Incentive Stock Option Plan of the
             Registrant.

    10(b)    Salary Continuation Agreement between Lincoln State
             Bank and James Bomberg.

      10(c) Employment agreements between Registrant and Conrad Kaminski and between Lincoln State Bank and James Bomberg incorporated by reference to Exhibit
               10.2 of Registrant's Registration Statement on Form S-1 filed on October 2, 1992, SEC File No. 33-53002.

               Employment Agreements between Registrant and
               Michael J. Murry, James Mroczkowski and John
               Krawczyk.

               Employment Agreements between M&M Services,
               Inc. and Robert Blonski and Gregory Stengel, respectively.

               Employment Agreement between Achieve Mortgage
               Corporation and Robert Donaj.

               Employment Agreement between Grafton State Bank and Thomas Sheehan.

               Pursuant to Instruction 2 of Item 601 - Exhibits, Employment Agreements between Grafton State Bank and Peter J. Schumacher, Richard Belling and Jefford
               R. Larson, respectively, are omitted. The terms of such agreements are substantially identical in all material respects to the agreement between Grafton State Bank and Thomas Sheehan.

               The only material difference between the Sheehan
               Agreement and the three omitted agreements are reflected in "Position and Duties" and "Base Salary" as follows:

                   Name                 Position          Base Salary
               Peter J. Schumacher    Controller           $48,300
               Richard L. Belling     V.P.-Mortgages        67,000
               Jefford R. Larson      V.P. Commercial       62,000
                                      Lending


      21       List of Subsidiaries of the Registrant.
      23(a)    Consent of Ernst & Young, LLP as to the financial
               statements of the Registrant.

      23(b) Consent of Davis & Kuelthau, S.C. incorporated by reference to Exhibits 5 and 8.

      23(c) Consent of Virchow, Krause & Co. LLP as to financial statements of Pyramid Bancorp., Inc.

      23(d) Consent of Marshall Financial Consulting LLC, financial adviser to Pyramid.

      23(e)    Consent of Michael Best & Friedrich LLC.

      23(f) Rule 438 Consent of three directors of Pyramid who will become directors of Registrant upon completion of the Merger.

       24      Powers of Attorney.



       All listed Exhibits have been previousley filed.